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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME austria microsystems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34824 FISCAL YEAR 12-31-05

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DAT : 5/18/06

ANNUAL REPORT 2005



austriamicrosystems

a leap ahead

KEY FIGURES

REVENUES BY MARKETS 2005


INDUSTRY & MEDICAL 37%
COMMUNICATIONS 31%
FULL SERVICE FOUNDRY 17%
AUTOMOTIVE 15%

REVENUES BY REGIONS 2005


AMERICAS 18%
ASIA 13%
EUROPE 69%*

* EMEA (Europe, Middle East, Africa)

in millions of EUR	2005	2004	Changes to 2004
Revenues	178.4	160.5	11%
Products	147.4	129.8	14%
Foundry & Other	31.0	30.7	1%
Total order backlog (as of December 31)	54.2	45.3	20%
Gross margin	45%	43%	
R & D expense	31.0	30.8	1%
Operating result (EBIT)	26.1	20.6	27%
EBIT margin	15%	13%	
Net income	23.1	3.7	520%
Earnings per share (in EUR)	2.10	0.36	483%
Earnings per share (in CHF)	3.26	0.56	483%
Operating cash flow	41.4	38.9	6%
Capital expenditure	27.1	21.0	29%
Total assets (as of December 31)	253	250	1%
Equity ratio	54%	45%	
Employees (average)	856	819	5%

HIGHLIGHTS 2005

Market success of the new portable audio product family

Our solutions for portable audio are used in an increasing number of devices. The strategic partnership with system supplier PortalPlayer is developing very positively, we also win SanDisk, the important MP3 player vendor, as a customer.

Strategic cooperation with XM Radio

The strategic cooperation with XM Radio, North America's extremely successful market leader in digital satellite radio services, offers excellent long-term growth potential. Our products form the core of innovative portable satellite radio receivers.

Increasing market penetration among mobile phone vendors

Many leading mobile phone manufacturers are now austriamicrosystems customers, additional ones have been acquired. Our strong position in lighting management is a major success factor in developing this market.

Market launch of over 100 standard products

2005 was a huge product campaign year for austriamicrosystems – never before were so many new products rolled out in a year. Expanding the standard product portfolio is a key growth driver for austriamicrosystems.

Successful on the market for healthcare solutions

Personal healthcare and medical imaging, such as computed tomography and digital X-ray, are rapidly gaining in importance. austriamicrosystems supplies world market leaders in medical technology and sees excellent medium term growth potential in the medical technology market.

Strong position in FlexRay, the future data bus standard for vehicles

As a technology leader in the next generation of automotive high-speed bus systems, we are a step ahead of the competition. In the international FlexRay consortium that defines the standard, austriamicrosystems gains significantly more influence.

Expansion of production capacity at wafer fab B

Capacity at our state-of-the-art 200 mm wafer fab is expanded further from 5,200 to 6,500 WSPM (wafer starts per month). With this, we are ready for future growth while lower production costs per wafer allow further margin improvements.

Closure of 100 mm wafer fab A

Wafer fab A is closed after 22 years of operation. Fab A has earned a prominent place in the company's history and helped austriamicrosystems to gain its high reputation in the analog semiconductor market.

Advance 400

C35B3C0
10649-101W8.02
B35475.L1

C35B3C0
10649-101W8.02
B35474.L1



CONTENT

THE COMPANY

Preface by the Management Board	4
Preface by the Supervisory Board	8
Company Profile	10
Strategy	14
Global Presence	17
Products Communications	18
Products Industry & Medical	22
Products Automotive	24
Full Service Foundry	28
Investor Relations	32
Executive Bodies	34
Corporate Governance	36
Quality and Environmental Management	42
Human Resources	44

FINANCIAL INFORMATION

Group Management Report for the Fiscal Year 2005	48
Consolidated Income Statement acc. to IFRS for the Year Ended December 31, 2005	60
Consolidated Balance Sheet acc. to IFRS for the Year Ended December 31, 2005	61
Consolidated Statement of Cash Flows acc. to IFRS for the Year Ended December 31, 2005	62
Consolidated Statement of Changes in Shareholders' Equity for the Year Ended December 31, 2005	63
Notes to the Consolidated Financial Statements acc. to IFRS as of and for the Year Ended December 31, 2005	64

GLOSSAR 94

PREFACE BY THE MANAGEMENT BOARD



Michael Wachsler-Markowitsch John A. Heugle

Dear Shareholders, Customers and Employees

In the past fiscal year 2005 austriamicrosystems continued its positive business development. We clearly reached our goal of expanding revenues, gross margins and earnings while strengthening the company's global footprint with greater focus on analog standard products.

Close cooperation with our customers and partners enabled us to improve our competitive position with semiconductor solutions that enhance the performance of our customer's products. Our strong international network and our focus on expanding our worldwide activities allow us to identify customers' needs at an early stage and to integrate them in the development of our products.

Milestones in 2005

One of the most significant events in 2005 has been the strong push to add proprietary standard products to our customized product offering. We successfully continued our strategy of developing product platforms and expanding them into product families with derivatives. This approach enables us to leverage our research and development investments more effectively, as over 100 standard products unveiled last year impressively demonstrate.

In the fast growing Communications market we managed to increase sales in all areas not least thanks to the market success of a range of new product families. With our strategic cooperation with XM Radio, the leading supplier of digital satellite radio services in North America, we are excellently positioned in a highly attractive future-oriented segment. Our strategic cooperation with PortalPlayer, a system supplier for MP3 players and related mobile applications with electronic media, is developing very well due to the success of the PortalPlayer solution. As the analog partner, we fully leverage our strength in delivering high performance with extremely low power consumption in this application segment.

We also achieved further growth in the Industry & Medical market, which includes industrial electronics and medical technology. In the area of electronic meters we are successful in China and India with new standard products, while industrial automation showed steady growth in a wide range of applications. In medical technology customized solutions for computed tomography and digital X-ray technology continued to gain ground. In the area of portable medical technology applications, the increasing number of diabetics worldwide results in a constantly rising demand for blood glucose meters and insulin pens. Extending our rotary encoder product family to include additional applications allowed access to new customers in both the Industry & Medical and Automotive markets.

Last year we phased out production of a range of products in the Automotive area, at the same time several important new projects are in development. We are implementing a large-scale project on wireless entry systems suitable for a whole range of vehicle platforms for a German premium carmaker. Our early decision to support the FlexRay standard for the next generation of automotive bus systems has since proved to be the right one, although we do not expect the technology to enter the mass market before the end of the decade. However, our expertise in time-triggered bus architectures has already made us very successful in the developing FlexRay market and earned us prominent membership status both on the international and Japanese standardization committees.

The Full Service Foundry segment continued its positive development in 2005 as customers are migrating to higher value process technologies. In this market segment we have successfully positioned ourselves as a leading analog foundry with the focus on specialty processes.

In our state-of-the-art 200 mm wafer fab B we took the next expansion step by increasing production capacity from 5,200 to 6,500 WSPM (wafer starts per month). With this we are ready for further growth and future demands on production. As part of our policy of replacing outdated technologies, we also closed down our old wafer fab A at the end of 2005 after 22 years of successful operation. The strong combination of process availability and product design expertise leaves us very well positioned for long term sustained growth.

Our consistently high investment in research and development puts us firmly among the ranks of the top companies in the industry. The targeted use of these funds enabled us to considerably expand our product portfolio again last year thanks to new and further developed technology platforms and to consolidate our technological leadership position.

Sales efforts were expanded further in the United States and Asia markets, including China, which are growing rapidly for us. Here our global distribution network will play an increasingly important role in our sales activities in the future. With the opening of a new design center in India and the setting up of a test center in the Philippines both scheduled for the first half of 2006,

PREFACE BY THE MANAGEMENT BOARD

austriamicrosystems is at the same time responding to the need for global service and further internationalization.

The austriamicrosystems share, which performed very well over the past year, became an even more attractive investment opportunity for international institutional and private investors. Through a private placement by our majority shareholder the free float increased from 34 % to 59 %, leading to improved trading liquidity and enhanced presence of austriamicrosystems on the capital market.

Outlook

We will continue to pursue our strategy of profitable growth in 2006 and expect austriamicrosystems' profitability to rise substantially again this year. Supporting this development are an increase in production efficiency, a more favorable cost situation based on scale effects following the capacity expansion of fab B and the closure of fab A, and a further improvement in the product mix which we are driving through the broadening of our product portfolio.

We wish to express our gratitude to our employees for their commitment and excellent achievements over the past year – they are the key to our company's success on the market. In particular, we would like to thank the employees of our fab A for their support of the company's development over so many years. Our long-standing customers and partners also deserve special thanks for the trust they place in austriamicrosystems. We look forward to continuing on the successful path together in 2006. Last but not least we are committed to our shareholders with the clear goal of strengthening and expanding austriamicrosystems' position as one of the world's leading suppliers of analog semiconductors.



John A. Heugle
Chief Executive Officer



Michael Wachsler-Markowitsch
Chief Financial Officer



PREFACE BY THE SUPERVISORY BOARD

Ladies and Gentlemen



2005 was again a successful year for austriamicrosystems. The strong performance of the business is primarily due to Management's goal-driven approach, the motivated employees and the constant development of austriamicrosystems' corporate strategy in response to an evolving market environment. The extremely positive development of the share price over the year clearly reflected the company's market success.

Focused on expanding its standard product portfolio and building up its global customer base, austriamicrosystems continued to implement its growth strategy and achieved very good results for the year. In particular, I can mention the successful market launch of important standard products and the acquisition of new customers in the application areas of power management, portable audio, electronic metering and industrial electronics as well as the strengthening of key customer relationships in the Industry & Medical and Automotive markets. With this, austriamicrosystems has laid a sound foundation for longer term stability in the development of the company.

The Supervisory Board fulfilled its duties as the controlling body for the Management Board and the company over the past financial year in all aspects. austriamicrosystems' Management Board aligned the company's strategic positioning and its development with the Supervisory Board and reported the current state of business development and strategy implementation at regular intervals. The Supervisory Board was also involved in the evaluation of strategic questions. Its close cooperation with the Management Board helped drive the company's successful development.

The control systems implemented by austriamicrosystems, such as the risk management system and the management information system (MIS), continued to prove their worth as support for Management. They allow the Management Board to identify business risks in various areas of the company at an early stage and counteract them by taking appropriate action.

After 22 years of operation, wafer fab A was closed last year. Not only did fab A shape the company's development over more than two decades, but also laid the foundation for its success on the global semiconductor market.

On behalf of the Supervisory Board and as the shareholders' representative, I wish to express my appreciation to Management, employee representatives and all employees at austriamicrosystems for their achievements and strong commitment, which formed the basis for success in the 2005 fiscal year. I would also like to thank the shareholders, customers and partners for the trust they have placed and continue to place in austriamicrosystems.



Guido Klestil
Chairman of the Supervisory Board

COMPANY PROFILE

austriamicrosystems AG is a leader in the development and manufacture of high-performance analog ICs (integrated circuits) combining nearly 25 years of system know-how and experience in analog chip design with its own state-of-the-art wafer fab and test facilities. austriamicrosystems leverages its in-depth expertise into analog IC solutions with low power consumption, high accuracy and a high level of integration.

austriamicrosystems is positioned as a vertically integrated supplier of customized and standard analog products with the business segments Products and Full Service Foundry. The Products business segment focuses on power management, sensors & sensor interfaces, portable audio and car access, the company's core competencies, and serves the Communications, Industry & Medical and Automotive markets. The Full Service Foundry segment is a one-stop shop providing contract manufacturing for fabless semiconductor companies, integrated semiconductor manufacturers and design houses.

austriamicrosystems' strong technical know-how is turned into innovative products with excellent performance data and minimized power consumption. austriamicrosystems has built a global base of internationally renowned customers who trust in its experience and is in many cases their sole supplier.

Broad Product Portfolio for Diverse Applications

The products and system solutions supplied by austriamicrosystems are used worldwide in complex electronic devices and systems that can be found in virtually every area of life. The range of applications includes mobile phones, MP3 players and other handheld devices in the Communications market; electronic electricity meters, industrial automation, diagnostic imaging systems, blood glucose meters and insulin pens in the Industry & Medical area; and keyless entry systems, car safety systems such as ESP and bus systems in the Automotive electronics market. austriamicrosystems helps to make electronic systems safer, simpler, more powerful and easier to use.

Advanced Manufacturing Technologies

austriamicrosystems has an advanced 200mm wafer fab at its Unterpremstätten location using state-of-the-art production processes with line widths of 0.35µm. These process technologies, such as CMOS, high voltage CMOS, BiCMOS, SiGe (silicon germanium) and embedded memory, are specially optimized for the production of highly integrated analog ICs. austriamicrosystems enjoys a leading position in analog processes and is committed to constantly developing its process technologies further. Last year, production capacity of the wafer fab was increased to 6,500 WSPM (wafer starts per month) to cater for future business growth.

Global Organization Structure

With R&D, production and sales locations in Europe, America, Asia/Pacific and Africa, austriamicrosystems is a competent partner to its customers in the global market. Serving them are over 850 highly qualified employees who work together as an international team. This network ensures that knowledge and experience are shared quickly and easily for meeting customers' needs. The close cooperation with its customers all over the world allows austriamicrosystems to identify market trends and customer needs at an early stage and quickly integrate them in product development. A global network of distributors enables austriamicrosystems to access a broad international customer base with its products and solutions.

Active Quality and Environmental Management

Quality plays a vital role at austriamicrosystems, which is why austriamicrosystems is certified to the latest quality standards and meets the automotive industry's stringent quality specifications. austriamicrosystems achieved certification to ISO/TS 16949:2002, ISO/TS 13485:2003, ISO 9001:2000, QS 9000, VDA 6.1 and Ford's Q1. Right from the start austriamicrosystems has attached great importance to proactive environmental management and is certified to ISO 14001:2004 and EMAS, the European standard for eco-management systems. Since the beginning of 2005 austriamicrosystems complies with the EU's RoHS Directive, which restricts the use of certain hazardous substances in electronic equipment and comes into force in July 2006.





STRATEGY

We are living in a world where analog signals, such as sound, light, pressure or temperature, are converted into digital data for a variety of purposes and also converted back into analog signals. Such conversions require special know-how and in-depth analog expertise.

With its high performance analog ICs austriamicrosystems has positioned itself strategically at the interface between analog and digital signals. austriamicrosystems' success in the highly complex analog semiconductor world is based on its extensive experience in processing analog signals.

Market Leadership in Defined Segments

austriamicrosystems has a strategic focus on clearly defined markets and applications which require technologically advanced analog semiconductor products and solutions. In these market segments, the company's expertise in the development of analog ICs built up over nearly 25 years offers a significant competitive advantage.

austriamicrosystems concentrates on four key areas of competency: power management, sensors & sensor interfaces, portable audio and car access. Here the company has secured a leading market position and can leverage its technological strengths of minimized power consumption, highest accuracy and maximum integration of analog circuits. On the basis of these areas of competency, austriamicrosystems targets the markets Communications, Industry & Medical and Automotive which form the Products business segment. Detailed analysis of these target markets creates a strong basis for developing high performance analog solutions that rank among the best in the world.

Expansion of the Standard Product Portfolio

austriamicrosystems has defined the development of a comprehensive portfolio of technologically advanced standard products as a strategic goal. These products can be used for a range of applications at different customers, while customized ICs are tailored to one specific application for one customer only. austriamicrosystems is therefore committed to continue to shift focus areas in development towards standard products. Standard products give the company the opportunity to serve much broader market segments and applications with high performance solutions and make optimal use of its existing know-how at lower risk.

Platform and Derivative Strategy in Development

In order to utilize the existing in-house expertise as often and in as many ways as possible, austriamicrosystems pursues a platform and derivative strategy. This means product platforms are defined and developed which serve as the basis for standard products in particular. These platforms are used to create additional products (derivatives) for related applications with little additional development being required. The great advantage for austriamicrosystems is that the time to market can be significantly reduced and productivity of research and development activities increased. This allows austriamicrosystems to expand its standard product portfolio much faster.

In-house Manufacturing and Process Expertise

austriamicrosystems opted for a wafer fab of its own right from the beginning. This strategic decision was and is one of the reasons behind its great success in the global semiconductor market. Given the close interaction between chip design and process expertise, the company can optimize its products in terms of performance and power consumption, and reduce production costs. For many years now austriamicrosystems has been developing its own industry-leading specialty processes for manufacturing high performance analog ICs. This range of processes is an important factor in the outstanding performance of austriamicrosystems' products, sometimes making the innovative IC solutions possible in the first place.

Production capacity at the ultramodern 200 mm wafer fab B with its state-of-the-art 0.35 µm process is designed for modular expansion and was increased to 6,500 wafer starts per month in 2005. Fab B is therefore capable of supporting austriamicrosystems' future growth, at the same time average costs per wafer can be reduced when capacity is increased.

Global Sales Network

To implement its strategy, austriamicrosystems has set up its own sales offices in major markets in Europe, North America and Asia/Pacific. The global sales organization is responsible for direct sales to key accounts and other target customers, and can be expanded as required. Its responsibilities also include local application support for clients. Comprehensive customer care is part of the sales strategy and plays an important role in austriamicrosystems' strong market position.

STRATEGY

Furthermore, as part of its growth strategy, austriamicrosystems has built up a global distribution network, which currently includes 17 partners. The network consists of leading semiconductor distributors based in the core markets in Europe, North America and Asia/Pacific. austriamicrosystems has a decisive market advantage from their excellent access to regional customers, and therefore intends to increase the percentage of sales achieved with distributors.

International Design Centers

austriamicrosystems strategically locates design centers near universities that focus on research and teaching in the area of analog microchip design. As a consequence, it has been cooperating with several academic institutions for many years, such as the Universities of Pisa and Pavia in Italy, the Technische Universität Graz in Austria and the Hochschule Rapperswil in Switzerland. The company supports these institutions in their research activities and benefits from early access to their findings. This cooperation also enables austriamicrosystems to recruit highly qualified young graduates. In order to strengthen its design expertise, the company is opening another design center in India, which will concentrate in particular on the development of embedded software.

A Leap Ahead – Technology Leadership Through Product Innovation

For austriamicrosystems it is not only important to be a technology leader, but also to identify market requirements and customer needs as early as possible. The company therefore strongly emphasizes market and customer-oriented research and development. At the same time, activities focus on the continued development of innovative products, as this forms the basis for austriamicrosystems' long-term technology leadership.

GLOBAL PRESENCE



Headquarter
Design center
Sales office

HEADQUARTERS

Austria
Schloss Premstaetten

EUROPE

Germany
Munich

United Kingdom
Wokingham

Fance
Vincennes

Italy
Corsico (MI)
Pavia
Pisa

Switzerland
Rapperswil

Finland
Helsinki

Sweden
Sollentuna

NORTH AMERICA

USA
Raleigh, NC
San Jose, CA

AFRICA

South Africa
Port Elizabeth

ASIA

Hong Kong

China
Suzhou

Taiwan
Taipeh

Singapore

Japan
Tokyo

Korea
Seoul

India
Bangalore
New Delhi

PRODUCTS **COMMUNICATIONS**

In the Communications market, austriamicrosystems concentrates on growth areas in mobile communications and portable consumer electronics where it provides solutions in power and lighting management as well as for personal media players such as MP3 players.

The general tenor in these market segments is "the smaller and more energy saving, the better". At the same time, device manufacturers attach great importance to ever more cost-effective solutions. The growing demands placed on these devices and the combination of individual device functions makes austriamicrosystems' cutting edge products particularly attractive for these applications.

Strong Push for New Products

In the Communications market, a large number of new product families were unveiled in 2005. These innovative products, which achieved significant wins at major device vendors, have clearly put austriamicrosystems among the leading suppliers worldwide for power management and portable audio applications.

Sales continued to rise in all application areas, with the United States and Asia showing the greatest growth potential. austriamicrosystems counts a large number of leading mobile phone manufacturers in Europe, Asia and the United States as customers and succeeded in acquiring new customers in this market segment. Similarly, in the portable audio field major manufacturers worldwide rely on products and solutions by austriamicrosystems.

XM Satellite Radio – the Future of Radio

In the area of portable audio, austriamicrosystems works closely together with XM Radio, the leading provider of digital satellite radio services in North America. XM Radio broadcasts over 160 digital radio channels via satellite in the United States and Canada and had nearly six million subscribers at the end of 2005. Digital satellite radio enables users to experience the entire range of entertainment and information with complete clarity and in excellent audio quality.

MP3 and power management solutions from austriamicrosystems form the core of a range of existing as well as announced and soon to be launched XM Radio satellite radio receivers. With its extensive product portfolio, austriamicrosystems offers XM Radio flexible opportunities for developing highly innovative mobile radio receivers which employ complete MP3 systems, audio subsystems and optimized power management ICs and are built into the designs of well known

Asian and US audio player manufacturers. The high integration density and wide range of functions provided by austriamicrosystems' solutions enable XM Satellite and their partners to offer smaller and more compact radio devices with new, attractive features.

Strategic Cooperation with PortalPlayer

The strategic cooperation with PortalPlayer, a leading supplier of specialized ICs, firmware and software solutions for MP3-based personal media players, involves an analog chip from austriamicrosystems, which forms an integral part of PortalPlayer's latest system solution for portable media player applications. This microchip combines the functionality of an analog high-performance audio subsystem and the complete power management for a high-end personal media player in one IC. These functions could previously only be provided using separate ICs.

PortalPlayer's new system solution packs higher performance and lower power consumption into a much smaller package to meet the market's growing demands on high-end MP3 players, thus proving austriamicrosystems' state-of-the-art expertise in highest performance with minimal power consumption.

MP3 Design-Ins for Flash Memory Suppliers

At a leading flash memory manufacturer austriamicrosystems achieved design-ins for several product lines of flash MP3 players that will be launched during 2006. This success stems in particular from the optimized chip design and use of the latest technologies in the austriamicrosystems solutions and thus underscores the company's strong position in the portable audio sector.

Lighting – an Area of Innovation in Power Management

In the area of power management, portable devices manufacturers up to now focused on minimizing battery consumption, while vendors are now concentrating more on integrating lighting management functions. austriamicrosystems successfully expanded its portfolio in this product area by launching the world's first intelligent driver unit for flash LEDs that are used for example in camera phones.

The advantages of austriamicrosystems' highly integrated power management solutions lie in the total cost as well as in smaller package sizes while offering an improved range of features. A large number of design-ins in power management for portable devices, such as mobile phones, PDAs and GPS receivers, demonstrate austriamicrosystems' expertise in mobile communications applications.

Growth with Product Innovations

The Communications market provides many promising growth opportunities for austriamicrosystems. In the mobile phone market, the number of features in handsets is steadily increasing, while at the same time further geographical expansion of the market is expected, especially in emerging countries. In portable multimedia devices, studies forecast a sustained growth trend and a rapid increase in worldwide sales over the coming years. austriamicrosystems has excellent prospects to further expand its position in all of these markets.



PRODUCTS **INDUSTRY & MEDICAL**

In the Industry & Medical market, a major focus segment is sensors and sensor interfaces that enable accurate measurement and processing of extremely low signal levels. For these applications austriamicrosystems offers technologically advanced system solutions based on its extensive expertise built up over more than 20 years. In the industrial field, the company focuses on solid state electricity and water meters on the one hand, and various applications in industrial automation and control on the other. In the medical device area, austriamicrosystems concentrates on equipment for diagnostic imaging, such as computed tomography, digital X-ray and ultrasound. Additional focus segments are portable devices for drug delivery and diagnostics such as insulin pens and blood glucose meters.

Successful in Focus Segments

austriamicrosystems achieved sustained growth with customers in the area of industrial electronics in 2005, not only through a strong ASIC offering but increasingly also with standard products. An excellent example of this was the addition of new products to its family of high precision magnetic rotary encoders, introduced very successfully in the previous year, which further strengthened austriamicrosystems' lead over competitors.

In the medical market, however, the focus is on customized solutions. Here the company successfully pursued its strategy of supplying leading manufacturers. In computed tomography, for example, Siemens Medical relies on high-performance solutions by austriamicrosystems, while a successful line of high-tech toothbrushes and the leading manufacturer's portable heart rate monitors for sports applications also rely exclusively on integrated solutions from austriamicrosystems.

The majority of revenues in the Industry & Medical market comes from Europe. In the medical area, the market for computed tomography equipment in particular is growing strongly, while in industrial electronics demand is rising internationally in the area of solid state electricity meters.

New Chip Solutions for Electricity Metering

In 2005, the markets for solid state electricity meters in India and China were developed by introducing two new standard products. These newly developed designs are proving highly successful as they, amongst other features, meet comprehensive demands for anti-tampering functions. The innovative ICs not only protect the meter against manipulation, but also offer production advantages for manufacturers and help launch new generations of metering devices on the market more quickly.

Expansion of the Magnetic Rotary Encoder Product Family

Its cutting-edge technology in the field of high-precision magnetic rotary encoders gives austriamicrosystems a clear competitive advantage in industrial applications. The benefits of magnetic rotary encoders lie in contactless detection of position and rotational speed. They use technology based on magnetic field sensitive Hall elements that can detect up to 4,096 positions during a full 360° revolution of a small magnet. Compared with other currently used technologies, austriamicrosystems products boast higher resolution, longer service life, lower cost and smaller package sizes.

24bit Analog-Digital Converter for Medical Technology

In the field of medical technology, the launch of an innovative 24bit analog-digital converter for the computed tomography market is worth particular mention. This chip provides the highest resolution to date in sophisticated cardiology applications opening up completely new opportunities for diagnostics. Simultaneously, the total market volume for computed tomography equipment is growing markedly as more cost-effective systems are introduced. The market for digital X-ray applications is also continuing to develop well. Not only are lower radiation doses resulting in less exposure for patients, but simple electronic archiving and fast exchange of X-ray images are also made possible by digital X-ray technology.

Personal Healthcare and Fitness Gaining Ground

The overall personal healthcare market is continuing to gain ground. In the area of mobile care for diabetes patients, a new generation of insulin pens containing a customized chip from austriamicrosystems was successfully launched on the market. At the same time, austriamicrosystems finished development of an integrated solution for a compact hand-held blood glucose meter. The market for heart rate monitors and innovative electronic toothbrushes, which command a leading market position in the United States and the United Kingdom, also showed further growth.

Medical Technology – an Important Growth Market

The medical technology market offers excellent opportunities for growth in the coming years, especially in the United States. In the area of industrial applications, austriamicrosystems enjoys an equally promising position in strong growth segments in Europe, the United States and Asia.

PRODUCTS **AUTOMOTIVE**

austriamicrosystems develops high-performance analog solutions for applications in the automotive sector. In this field, the company offers its customers highly complex sensor interfaces for safety and comfort systems, complete solutions for intelligent vehicle entry systems and products for high-speed networking in the vehicle.

In the coming decades, cars will still run on four wheels. However, that may well be one of the few similarities remaining between today's models and the car of the future, as electronic systems will play a key role and provide increasing support for or even replace activities of the driver. All of this will make driving safer and easier. With its innovative products and developments austriamicrosystems sets benchmarks for the future in this area.

Increasing Semiconductor Use in Vehicles

The market for automotive electronics continues to grow steadily worldwide. It is therefore expected that the percentage of semiconductor and electronics costs in an average car will be as high as 5% by 2008.

The leading manufacturers and system suppliers in the automotive sector are globally distributed and networked. austriamicrosystems therefore sells its product range for this market segment in the three major markets of Europe, the United States and Japan. In the automotive industry, which traditionally focused solely on customized solutions, standard products are at the same time becoming ever more important.

Sensor Interfaces for Safety and Comfort

In the area of automotive sensor interfaces, volume production of the next generation of a product for electronic stability systems was expanded in 2005. The cooperation with a worldwide leading manufacturer of steering systems on a torque sensor project based on patented austriamicrosystems technology also started last year. In addition, 2005 saw demonstration versions being presented for seat occupancy detection systems which are again based on patented technologies. These systems are intended to increase safety for both driver and passenger and automatically provide individual seat settings on entry in the future.

Given the rising number of power-hungry electrical systems in vehicles, battery management in automobiles and measurement of the battery's state of charge are gaining importance. austriamicrosystems has developed a high-precision chip solution for this application, which is already in volume production at a German premium manufacturer.

Keyless Entry Systems for a Range of Vehicle Platforms

In the field of keyless entry systems, austriamicrosystems was able to win a large project from a premium German automaker. This manufacturer's next platform generation – from compact cars to the luxury segment – will all be equipped with wireless entry systems based on a technically advanced IC solution from austriamicrosystems. The innovative solution consists of a combination of customized and standard products and is currently at an advanced development stage.

Pioneer in Products for Time-Triggered Architectures

austriamicrosystems began at an early stage to focus on the FlexRay standard for high bandwidth data bus systems, which was still in its infancy at that time, as austriamicrosystems was convinced of the technical advantages of this concept. Here the company could draw on its existing experience with time-triggered bus architectures. FlexRay sets new benchmarks in safety and bandwidth and, as an open standard, is supported by the leading companies in the automotive industry. With the development of a FlexRay transceiver family austriamicrosystems enables cost-effective, fault-tolerant, time-triggered applications for high data rates. These products are highly suitable for real time-based high-speed bus systems in the automotive sector, safety critical applications and X-by-wire systems. austriamicrosystems' technological leadership is demonstrated by the fact that it is currently one of only two companies worldwide to offer a standard-compliant FlexRay transceiver. This innovation capability was rewarded not only by the company's admission to the inner circle of the FlexRay standardization committee which became effective at the beginning of this year, but also by the invitation to join the equivalent committee for the Japanese market as the only non-Japanese member. Thanks to its foresighted activities in the area of FlexRay, austriamicrosystems is today a sought-after partner for time-triggered architectures.

PRODUCTS **AUTOMOTIVE**

Growth From Increasing Standards

The constantly increasing standards and demands placed on safety and comfort in vehicles call for new technical solutions. Electronics will play a critical role in this, which is why the market for advanced automotive electronics provides attractive growth opportunities. Taken together, austriamicrosystems' technological expertise built up over many years, its familiarity with the automotive industry's special demands on electronic systems, its ability to meet the very high automotive quality standards, and its products and platforms, both existing and in development, create an excellent basis for austriamicrosystems to considerably strengthen its market position in this area over the coming years and in the long term.



FULL SERVICE FOUNDRY

The Full Service Foundry business segment manufactures mixed signal ICs for semiconductor companies who need specialized processes especially in areas such as high voltage or Silicon Germanium (SiGe). These include fabless companies, design houses as well as integrated device manufacturers (IDMs). For customers who want to develop their own microchips but do not have the necessary production facilities in the relevant technology, outsourcing wafer fabrication to austriamicrosystems is the ideal alternative.

austriamicrosystems has been on the market with this business model for well over 20 years and can therefore draw on long-standing experience and specialized expertise in providing services to foundry customers. Some companies have even been customers of austriamicrosystems' Foundry unit for almost this period of time. The Full Service Foundry activities are kept completely separate from austriamicrosystems' other business to prevent any conflict with the company's product-oriented areas. austriamicrosystems thus ensures that its customers' intellectual property (IP) is fully protected.

The Full Service Foundry business segment continues to position itself clearly in the global foundry market as an analog foundry with specialty processes. Strengthening this position proved highly successful in 2005, as a large number of new customer projects were won in specialty process technologies, such as SiGe BiCMOS, high voltage CMOS and embedded EEPROM.

High Capacity Utilization Maintained

A substantial number of new orders enabled the Full Service Foundry segment to post slightly higher revenues in 2005, despite the closure of the old 100 mm wafer fab and the loss of the products manufactured there. Here, specialty processes are gradually gaining importance vis-à-vis standard processes, even if standard processes still accounted for the majority of revenues last year.

The segment's customers are primarily to be found in the two key markets Europe and the United States. Last year, austriamicrosystems saw strong demand in particular from US customers.

Trendsetter in Analog Foundry Services

austriamicrosystems' Full Service Foundry is a one-stop shop that not only fabricates microchips, but also offers various additional services. These include specialized design support for analog and mixed signal ICs; comprehensive process characterization and accurate device modeling; consulting services in the area of electric strength for electrostatic discharge (ESD) and electromagnetic compatibility

(EMC); and backend services, such as wafer testing, packaging and chip testing. This range of services means that customers can concentrate on their core strength of chip design while benefiting from shorter times to market for their designs. The high quality of austriamicrosystems' services allows first-time-right designs to be achieved also for analog and mixed signal products.

A pioneer in the multi-project wafer (MPW) concept, over the past 20 years austriamicrosystems has also played a significant role in making cost-effective and rapid product development a reality for its foundry customers. Focusing on high quality specialty processes that create technological trends, austriamicrosystems' Full Service Foundry sets new standards as a leading analog foundry. In 2005, for example, more than half of all new customer designs were in specialty processes.

Design Kits

The precision of the models used is essential in creating the basis for an efficient design process. austriamicrosystems offers its customers a design environment known throughout the industry as the HIT-Kit, which provides all the tools required for designing complex analog and mixed signal ICs. The HIT-Kit was radically improved in 2005 and adapted to the latest design automation software from all leading vendors. Furthermore, new methods were defined for design for manufacturing (DFM), a design concept that is attracting more and more attention. The new HIT-Kit has the advantage of speeding up the time to market and to volume production. In addition, the production yield, i.e. the number of usable chips, and therefore the efficiency of the designs can be increased by following DFM.

Technology Leader in Analog Specialty Processes

austriamicrosystems develops analog specialty processes that are defined in close cooperation between the product-oriented areas and the Full Service Foundry unit. In addition, through a technology transfer agreement with Taiwan Semiconductor Manufacturing Company (TSMC), the world's largest semiconductor foundry, austriamicrosystems can ensure reuse of base CMOS process elements in its specialty processes. austriamicrosystems is thus able to offer its foundry customers state-of-the-art analog processes at an early stage that have already been tried and tested in its own products.

FULL SERVICE FOUNDRY

By further developing its proprietary high voltage CMOS process which is based on the TSMC process, austriamicrosystems enables the same performance level as much more complex BCD processes. With the SiGe BiCMOS process on the other hand austriamicrosystems underscores its position as the technology leader among foundry suppliers for high-frequency applications. This technology is, for example, ideally suited for products for GPS and wireless applications.

Margin Growth with Specialty Processes

In the Full Service Foundry segment, austriamicrosystems is clearly positioned as a specialty supplier. Consequently, the company is continuing to encourage its customers to migrate to higher value and hence more profitable specialty processes. In the long term, the focus of Full Service Foundry is not on sales growth, but the added value offered to customers, allowing improved margins by providing processes not readily available from other sources.



INVESTOR RELATIONS

2005 was an extremely successful year for austriamicrosystems shareholders. The price of the share which is listed on the SWX Swiss Exchange in Zurich since May 2004 rose over the year from just under CHF 35 to CHF 69.5 at the end of 2005, which represents a gain of over 98 %. The austriamicrosystems share thus showed a much better performance than the SPI index of the Swiss stock market. The market capitalization reached CHF 764 m / EUR 491 m at the end of 2005.

Performance of the austriamicrosystems share in CHF


70
60
50
40
30
austriamicrosystems
SPI (rebased)
January 3, 2005
December 31, 2005

In the last quarter of 2005, majority shareholder AMS Holding sold 2.7 million austriamicrosystems shares to international institutional investors in a private placement. As a result, the free float rose sharply from 34 % to 59 %. This growth in free float creates a broader investor base and strengthens the company's presence on the capital market. In addition, the higher free float and liquidity increased the attractiveness of the austriamicrosystems share further.

A comprehensive information policy, which takes the interests of the various investor groups and capital market participants into account, was again an important issue at austriamicrosystems last year. In order to achieve its goal of actively communicating with existing and potential new investors and informing the capital market in detail about the development of its business, austriamicrosystems issued detailed quarterly reports, offered regular results presentations for analysts, the financial press and institutional investors, and attended major investor conferences. Regular road shows and investor meetings in important financial centers, such as Zurich, London, Frankfurt, Edinburgh, Paris, Vienna, Stockholm, Copenhagen, the Netherlands, New York and Denver, are additional successful instruments increasing austriamicrosystems' visibility on the capital market.

To provide ongoing and timely information for shareholders, austriamicrosystems relies, in particular, on financial press releases and the information offered on the company's website at www.austriamicrosystems.com on the "Investor" tab. Here all published yearly, half-yearly and quarterly reports are available to shareholders and other interested parties for downloading.

Shareholder Structure as of December 31, 2005


MANAGEMENT 5 %
OTHER INVESTORS 2 %
FUNDS ADVISED BY PERMIRA 34 %
FREE FLOAT 59 %

Share Details

ISIN Code:	AT 0000920863
Securities number:	1808109
Stock exchange listing:	SWX Swiss Exchange (ticker symbol: AMS)
Share capital:	EUR 26,646,705.86 divided into 11,000,000 bearer shares
Trading volume:	11,368 shares (average daily volume)
	575,334 CHF (average daily volume)

EXECUTIVE BODIES

EXECUTIVE BODIES

John A. Heugle (CEO)
Michael Wachsler-Markowitsch (CFO)

SUPERVISORY BOARD

Guido Klestil (Chariman)
Siegfried Selberherr (Deputy Chairman)
Arturo Krueger (until December 31, 2005)
Felix R. Ehrat
Johann Eitner (Employee representative)
Günter Kneffel (Employee representative)






















CORPORATE GOVERNANCE

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SWX Swiss Exchange's directive concerning information on corporate governance (Swiss Corporate Governance Directive).

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations which are not constituted according to the Swiss Code of Obligations are required to meet the regulations of the Swiss Corporate Governance Directive formulated in close reference to the Swiss Code of Obligations along the same lines. Correspondingly, a brief description of the singularities of the
Austrian organizational structure follows:

– The Management Board is responsible for company management and representation of the company, it holds the monopoly on company management and representation. The Management Board is not subject to instructions by the shareholders or the Supervisory Board, it acts on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, details on the Management Board are provided along the same lines. Nevertheless, the function of the Management Board does not correspond exactly to that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, details on the Supervisory Board are provided along the same lines. Nevertheless, the function of the Supervisory Board does not correspond exactly to that of the Swiss Administrative Board.

– The Shareholders' Meeting as the supreme decision-making body of a company is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, details on the Shareholders' Meeting are provided along the same lines. The Swiss and Austrian legal systems differ in regard to these two institutions.

As an Austrian company, austriamicrosystems AG has voluntarily committed itself to complying with the regulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1. Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstätten (Austria), has been officially listed on the main segment of the SWX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863). At the reporting date, the company had a market capitalization of approximately CHF 764 million.

austriamicrosystems AG's business activity is divided into the business segments Products and Foundry & Other.

The Products business segment consists of the Communications, Industry & Medical and Automotive market areas including the Standard Linear product area, while the Foundry & Other business segment contains the Full Service Foundry market area. The areas are headed by an area manager responsible for managing the market area within the framework of the strategy defined by the Management Board. He reports directly to austriamicrosystems AG's Management Board. Additional information on the business segments is provided in the Notes to the Consolidated Financial Statements under item 1.

austriamicrosystems AG has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head Office	Equity in EUR	Percentage of Shares Held
austriamicrosystems Germany GmbH	Munich	235.218	100%
austriamicrosystems Switzerland AG	Rapperswil	381.765	100%
austriamicrosystems France S.à.r.l.	Vincennes	-207.498	100%
austriamicrosystems Italy S.r.l.	Mailand	278.106	100%
austriamicrosystems United Kingdom Ltd.	Launceston	6.089	100%
austriamicrosystems USA, Inc.	San Jose	398.649	100%
austriamicrosystems Japan Co., Ltd.	Tokyo	71.976	100%
austriamicrosystems Philippines Ltd.	Calamba City	79.721	100%

1.2 Major Shareholders

At the reporting date, funds advised by Permira, an international private equity investment advisor, held 34% of the share capital via the majority shareholder, AMS Holding S.à.r.l., Luxembourg ("AMS Holding").

In August 2004, the company was notified that the shareholder Schroders plc, London, United Kingdom, holds 5.0% of the share capital.

In November 2005, the company was notified that the shareholder Henderson Global Investors Ltd., London, United Kingdom, holds 8.3% of the share capital.

1.3 Cross Shareholding

No cross shareholdings exist at this time.

2. Capital Structure

2.1 Capital

As of December 31, 2005, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,646,705.86, divided up into 11,000,000 non par value shares with a calculated nominal value of EUR 2.42 per share.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

In April 2004, the Management Board was authorized to increase the number of shares by April 30, 2009 through issuing up to 4,500,000 new shares for cash and with subscription rights to the existing shareholders ("Authorized Capital 2004"). The capital increase by 2,000,000 shares in the context of the IPO is already included in this figure, so that the "Authorized Capital 2004" at the reporting date amounted to and currently amounts to 2,500,000 non par value shares. The terms of issue are set by the Management Board in consultation with the Supervisory Board.

Conditional Capital

In May 2005, the Shareholders' Meeting authorized the Management Board to increase the share capital by EUR 2,398,203.53 by issuing 990,000 new bearer shares for cash to provide cover for stock options granted to staff members and senior executives in the company and its subsidiaries, excluding the subscription rights of existing shareholders. The terms of issue are based on the provisions of the stock option plan approved by the Management Board on April 22, 2005 (Stock Option Plan 2005).

2.3 Changes in Capital

In total, austriamicrosystems AG's shareholders' equity amounted to EUR 66.57 million as of December 31, 2003, EUR 112.53 million as of December 31, 2004 and EUR 136.05 million as of December 31, 2005.

Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Consolidated Statement of Changes in Shareholders' Equity" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

austriamicrosystems AG's share capital consists of 11,000,000 common non par value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid-in.

There are no participation certificates.

2.5 Profit Sharing Certificates

There are no profit-sharing certificates.

2.6 Restrictions on Transferability and Nominee Registration

The company only has bearer shares outstanding. There are no restrictions on transferability or corporate rules on nominee registration.

2.7 Convertible Bonds and Option Plan

On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of austriamicrosystems AG and its subsidiaries. In 2002, 2003, 2004 and 2005, 137,730 (45,910 prior to the share split effected in April 2004 at a ratio of 1:3), 33,990 (11,330 prior to share split), 36,150 and 15,000 options respectively were issued at an exercise price of EUR 6 (EUR 18 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33 % of the options can be exercised on the first day of grant at the earliest, 33 % one year later at the earliest and 34 % after two years at the earliest. The last possible exercise date is January 1, 2012. The company concluded an agreement with the majority shareholder AMS Holding whereby the company acquires from the majority shareholder 229,500 shares for servicing options at an agreed price of EUR 6 per option. This agreement is subject to the suspensive condition that the legal requirements necessary for the acquisition of treasury stock come into effect which call for the creation of reserves equal to the number of treasury shares acquired. Up until this condition is met, it has been agreed with AMS Holding that for servicing each option, a share shall be made available through AMS Holding at a price of EUR 6 for direct transfer to the exercising option beneficiary. Therefore, the exercise of options does not result in an increase in the number of shares issued.

On April 22, 2005, the Management Board approved a stock option plan for staff members and senior executives in the company and its subsidiaries (Stock Option Plan 2005). It provides for the issue of a total of 990,000 options over a period of four years. In 2005, 231,275 options were issued, while a further 758,725 options are available for issue in 2006, 2007 and 2008. One option entitles the bearer to purchase one share in the company. 20 % of the options issued can be exercised a year after issue at the earliest and the remainder in 20 % installments each a further vesting year after issue at the earliest. The last possible exercise date is June 30, 2015. The options' strike price is calculated from the average market price of the austriamicrosystems share over the last three months prior to issue of the stock options minus a discount of 25 %. To fund the options issued, the conditional capital increase described in section 2.2 will be used. The options are non-transferable.

3. Supervisory Board

On the reporting date austriamicrosystems AG's Supervisory Board was composed of six members, two of which are employee representatives. The members were not employed as members of the company's or a subsidiary's management board.

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Vested Interests, Cross-Involvement, Election and Terms of Office

Insofar as nothing to the contrary is mentioned below, no material activities, vested interests or cross-involvements exist regarding the Members of the Supervisory Board.

Under the Corporate Governance Directive and the relevant comment by the SWX Swiss Exchange, activities and vested interests are only indicated in listed Swiss and foreign organizations or ones that operate in a related or the same industry as the company.

Guido Klestil (Chairman), born in 1941, Austrian citizen. Chairman of the Supervisory Board since 1988. Re-elected in 2004, current term of office until 2009. After completing his studies in Communications Engineering, during his 38-year career Klestil held management positions in major international companies in the electrical and electronic industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and deputy chairman of the Supervisory Board of Rodenstock GmbH (Germany) as well as member of the Board of Advisors of the American Chamber of Commerce in Austria.

Prof. Siegfried Selberherr (Deputy Chairman), born in 1955, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001. Re-elected in 2004, current term of office until 2009. After completing his studies in Electrical Engineering, Prof. Selberherr earned a doctorate in Technical Sciences. He has been a full professor at the Institute for Microelectronics at the Technische Universität Wien since 1988 and was Dean of the Faculty of Electrical Engineering and Information Technology from 1998 to 2005. Prof. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of technology computer-aided design (TCAD), and works as a consultant for several international semiconductor companies.

Arturo Krueger (until December 31, 2005), born in 1939, Swiss citizen. Member of the Supervisory Board since July 2001. Current term of office until 2006. After obtaining his Master's degree in Electrical Engineering, during his 40-year career Arturo Krueger worked for Control Data and in executive positions for Motorola in Europe and the United States. Prior to his retirement, Krueger was Corporate Vice-President and General Manager of Semiconductor Products Europe, Middle East and Africa. At present, he works as a consultant for various companies in the automotive industry. He is on the Board of Directors of Quicklogic Corp. (USA) and Marvell Semiconductor, Inc. (USA), member of the Board of Advisors of Carmeq GmbH (Germany), member of the Administrative Board of Metrowerks Europe (Switzerland) and member of the Management Board of the FlexRay Consortium, a standardization organization for automotive electronics.

Felix R. Ehrat, born in 1957, Swiss citizen. Member of the Supervisory Board since April 2004. Current term of office until 2009. After completing law studies with the Dr.jur. and LL.M. degrees, Ehrat joined the Bär & Karrer law firm headquartered in Zurich. He was Managing Partner of the firm from 2000 to 2003 and has been Senior Partner since 2003. He was member of the Administrative Board of Julius Bär Holding AG (Switzerland, resigned as of April 2005) and member of the Administrative Board of Charles Vögele Holding AG (Switzerland); both companies are listed on the SWX Swiss Exchange.

Johann Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994. Re-elected in 2004, current term of office until 2009. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his 32-year career, Johann Eitner was employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department. He was trained as an electrician.

Günter Kneffel (Employee Representative), born in 1968, Austrian citizen. Member of the Supervisory Board since March 1999. Re-elected in 2004, current term of office until 2009. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

Unless decided otherwise by the Shareholders' Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Shareholders' Meeting deciding on their discharge for the fourth business year after the election. To that purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not stipulate any staggering of the Supervisory Board members' term of office.

3.5 Internal Organization

3.5.1 Allocation of tasks in the Supervisory Board

The Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a Chairman and a Deputy Chairman. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicrosystems AG has formed the following three committees: Staff Committee, Financial Audit Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:
The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and the members of the Management Board (pre-selection and nomination of members of the Management Board, preparation of appointments and dismissals, preparation of the employment contracts for members and determination of the remuneration for the Management Board, etc.). Guido Klestil (Chairman), Siegfried Selberherr and Arturo Krueger are members of this committee.

– Financial Audit Committee:
The Financial Audit Committee is in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Shareholders' Meeting and discussing the audit report with the auditor. The members of this committee are Guido Klestil (Chairman), Felix R. Ehrat and Johann Eitner.

– Emergency Committee:
This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in case of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are Guido Klestil (Chairman), Siegfried Selberherr and Günter Kneffel.

3.5.3 Work methods of the Supervisory Board and its committees

The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by the Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive. The Management Board generally attends the Supervisory Board's meetings. Unless the chairman of the meeting decides otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time.

A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

During the past year, the Supervisory Board convened a total of four times with the meetings each lasting around four hours. In all, the Financial Audit Committee convened three times and its meetings each lasted about one and a half hours. The Staff Committee also convened a total of four times with each of its meetings lasting around three and a half hours. The Emergency Committee did not meet.

CORPORATE GOVERNANCE

3.6 Definition of Area of Responsibility

austriamicrosystems AG's Management Board acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board.

The Supervisory Board supervises the business conduct of the Management Board. The Management Board aligns the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The major results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly makes them available to Management as processed files in electronic form.

4. Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or vested interests exist regarding the members of the Management Board.

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. During his 22-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Michael Wachsler-Markowitsch has worked for austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. In his more than 10-year career, he was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in controlling, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at the Wirtschaftsuniversität Wien (Magister) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry.

4.3 Management Contracts

There are currently no management contracts.

5. Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Share Ownership Programs

The Shareholders' Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Shareholders' Meeting. The compensation of the individual Management Board members is determined by the Supervisory Board's Staff Committee. The compensation is set according to pre-defined criteria which include external benchmarking of the compensation and the compensation structure, among other things. The amount of the variable part of the compensation is determined based on the fulfillment of annually determined performance criteria for the members of the Management Board.

5.2/5.3 Compensation for Acting and Former Board Members

The following compensation was arranged for Supervisory Board and Management Board members in return for their activities as governing bodies in the year under review:

Supervisory Board: EUR 226,693.19
Management Board: EUR 721,653.42

All Supervisory Board members are non-executive. Board members were not granted any non-cash benefits. Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

5.4/5.5/5.6 Share Allotment, Share Ownership and Options

As at December 31, 2005, Management Board members held 169,000 shares in the company. Supervisory Board members held 1,203 shares at the reporting date. During the financial year, no shares or options were allocated to Supervisory Board members or related parties. In the year under review, 40,000 stock options were issued to Management Board members. As at December 31, 2005, Management Board members held 40,000 stock options.

5.7 Additional Fees and Remunerations

No additional fees or remunerations were charged.

5.8 Loans to Members of Governing Bodies

There are no loans to members of governing bodies.

5.9 Highest Total Compensation

In the year under review, the highest total compensation awarded to a member of the Supervisory Board amounted to EUR 80,000.

6. Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote at the Shareholders' Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums

The resolutions passed by the Shareholders' Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Shareholders' Meeting

Pursuant to the Austrian Stock Corporation Act, the Shareholders' Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Shareholders' Meeting shall be convened at least 20 days prior to the appointed date. The convocation is published in the "Wiener Zeitung" and announced in "Finanz & Wirtschaft".

6.4 Agenda

In compliance with the Austrian Stock Corporation Act, the agenda of the Shareholders' Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Shareholders' Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Shareholders' Meeting. A minority of 5% of the ordinary capital may demand that the agenda of a previously convened Shareholders' Meeting be supplemented, but only in case the request is filed early enough so that the above-mentioned time limits can be complied with.

6.5 Inscriptions into the Share Register

The company only has bearer shares outstanding and therefore does not keep a share register.

7. Changes of Control and Defense Measures

7.1 Duty to Make an Offer

Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control

There are no change of control clauses.

8. Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor

The existing auditing mandate was assumed by KPMG Alpen-Treuhand GmbH, Vienna, in 2005. Its election as auditor for the year under review was confirmed at the Shareholders' Meeting on May 19, 2005. The chief auditors, Helmut Kerschbaumer and Robert Kobierski, who are responsible for this mandate, took office in 2005.

8.2 Auditing Fees

The auditing firm charged auditing fees amounting to EUR 67,000 during the year under review.

8.3 Additional Fees

The total fees charged by the auditing firm for additional consulting services during the year under review amounted to EUR 7,330.64.

8.4 Supervisory and Control Instruments Pertaining to the Audit

The auditor is monitored and regularly evaluated by the Supervisory Board's Financial Audit Committee.

9. Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders.

All important information on the development of business and the share price (reports, financial calendar and share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab. Share price influencing events are promptly published through the media and on the website.

austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to complying with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form at http://www.fma.gv.at/en/pdf/cgkodexe.pdf.

However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the recommendations of the Austrian Corporate Governance Code in its declaration of commitment:

– Rule 38, 57: In the interest of ensuring the continuity of corporate management, the company does not consider the introduction of formal age limits for members of the Management Board and the Supervisory Board necessary. The issue is decided in individual cases by the Supervisory Board or the Shareholders' Meeting.
– Rule 54: The application of this rule cannot be determined by the company, since the Shareholders' Meeting decides on the composition of the Supervisory Board without any reservations.
– Rule 28: The resolution on stock option plans for the Management Board required by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.



QUALITY AND ENVIRONMENTAL MANAGEMENT

Since its foundation, austriamicrosystems has been committed to meeting the highest quality standards and treating resources and the environment with due care. To fully comply with customers' quality requirements is a business principle of austriamicrosystems. At the same time, austriamicrosystems constantly strives to improve environmental management and reduce the use of resources.

International Quality Standards

austriamicrosystems has been certified to the international standard for quality management systems, ISO/TS 16949:2002, since 2004. The earlier standards QS 9000 and VDA 6.1 were already met by the company from 1999 on. Other international quality standards to which the company has been certified include ISO 9001:2000, CECC 90000, STACK (technical approval for advanced quality management) and Ford's Q1 award. These certifications make austriamicrosystems one of the few semiconductor manufacturers fully meeting the automotive industry's stringent quality criteria.

In the area of medical devices, austriamicrosystems has been certified to ISO/TS 13485:2003, the international quality management standard for medical technology, since 2004.

Certification to these demanding standards confirms austriamicrosystems' leading position in the field of quality and highlights the great significance of comprehensive quality management for the company.

Awards for Environmental Management

On the environmental side, austriamicrosystems has been certified to the environmental management system standards ISO 14001:2004 and EC No. 761/2001 (EMAS) for some time. Its consistent implementation of these standards was rewarded last year when the company was presented with the Austrian EMAS Award for exemplary corporate eco-management and nominated for the European EMAS Award. These awards confirm the success of austriamicrosystems' environmental management and are an incentive to further optimize business activities for environmental improvements.

In addition, Sony awarded austriamicrosystems its Certificate of Green Partner last year. Being approved for the exacting Sony Green Partner program is an important requirement for broader cooperation between austriamicrosystems and Sony.

By using lead-free enclosures throughout, austriamicrosystems has been complying with the EU Directive 2002/95/EC on the Reduction of Hazardous Substances (RoHS) since the beginning of 2005. The directive comes into force in July 2006 and restricts the use of certain hazardous substances in electronic equipment in the EU. With the fast and complete implementation of this environmental protection directive, austriamicrosystems is playing a pioneering role in the industry.

Eco-Friendly Activities

Acting providently, treating resources and the environment with due care and maintaining high environmental standards is part of austriamicrosystems' successful positioning in the international semiconductor market. The company's exemplary work in the area of environmental management systems also contributes to its business success, as growth can only be sustained in the long term through responsible care of the environment and the available resources. Company guidelines to this end have been issued which form an integral part of austriamicrosystems' environmental policy.

In 2005 the company adopted various measures to reduce resource use in the areas of energy, water and process chemicals and to minimize environmental risks. With continuous process optimization, austriamicrosystems tries to counteract the increasing impact on the environment from waste, emissions, water and power consumption also in the future.

Highly Protected Risk

Comprehensive efforts are made throughout the company to minimize risk and improve operational safety on an ongoing basis. austriamicrosystems' status as a Highly Protected Risk (HPR), an internationally recognized distinction by the property insurer that only a few semiconductor companies have attained worldwide, demonstrates the high level of risk prevention within the company.

HUMAN RESOURCES

The economic performance of austriamicrosystems reflects the successful work of the company's employees. Their dedication, motivation and adaptability in the constantly changing environment of the semiconductor industry is crucial to the company's long-term success. austriamicrosystems builds to a great extent on its employees' professional qualifications and as a major employer in the Graz region is aware of its responsibility towards its employees.

A Leap Ahead through Experience

The engineers and technicians at austriamicrosystems are highly qualified specialists who have gained outstanding expertise in analog semiconductor technology. Their experience forms the basis for the company's market success, as highly complex analog chip design and the development of cutting-edge production processes require in-depth analog know-how.

To ensure the continuous development of expert potential within austriamicrosystems, one of the main tasks in human resource management is to provide in-house development opportunities based on tailored international training programs. A specially defined, technically oriented career path for engineers opens up additional prospects within the company. At the same time, austriamicrosystems endeavors to retain employees in the long term and offer them the opportunity to participate in its economic success. Consequently, in the past fiscal year austriamicrosystems implemented an attractive stock option plan that is targeting a wide group of executives, primarily in engineering, marketing and sales.

Proactive Training and Communication Culture

With the focus clearly on human resources development, austriamicrosystems again offered various internal and external training and development programs in 2005, including modules tailored to executives' needs. A specially devised program that can be applied for annually prepares a small number of employees with initial management experience for assuming executive positions in the future.

Regular staff interviews provide feedback for employees' professional development and form an important part of a proactive internal communication culture. In 2005 austriamicrosystems took part in the international study "Great Place to Work" for the first time where employees from more than 1,000 companies across Europe are questioned on their workplace. An anonymous employee and a management survey were carried out and the results will be taken into account for human resources development and improving internal communication. The fact that employees are with austriamicrosystems for an average of more than eight years proves that its human resources management is successful.

International austriamicrosystems Team

In 2005 austriamicrosystems increased the number of employees worldwide to 855 (2004: 819) on average, 788 of which were employed at the Unterpremstätten location. This growth is the result of additional recruitments, especially in the areas of product development and sales, at the same time additional technical and commercial apprenticeships were created within the company. As part of the closing of the old wafer fab A in 2005, the majority of fab A employees were transferred to other areas of the company. To the remaining employees a socially acceptable solution in the form of a redundancy scheme and employment trust could be offered.

The multinational workforce distributed across 17 locations in 16 countries around the world clearly demonstrates austriamicrosystems' international orientation. Engineers, technical employees and many other specialists form a network of international experts and work together closely as the global austriamicrosystems team.

Partnerships with Universities

Within austriamicrosystems' knowledge platform university partnerships and close cooperation with leading academic institutions in the field of research and development play a key role. To enable comprehensive knowledge transfer in both directions, several of the company's design centers are located in close proximity to these institutions. In Austria, austriamicrosystems works together with the Technische Universität Graz, the Technische Universität Wien and the Universität Linz. At an international level, the company cooperates with the Hochschule Rapperswil/Zurich and the EPFL Lausanne in Switzerland; with the Università di Pisa, the Università di Parma and the Università di Pavia in Italy as well as with the National Technical University in Singapore.





FINANCIAL INFORMATION

Group Management Report for the Fiscal Year 2005 48

I Consolidated Income Statement acc. to IFRS
for the Year Ended December 31, 2005 60

II Consolidated Balance Sheet acc. to IFRS
for the Year Ended December 31, 2005 61

III Consolidated Statement of Cash Flows acc. to IFRS
for the Year Ended December 31, 2005 62

IV Consolidated Statement of Changes in Shareholders' Equity
for the Year Ended December 31, 2005 63

V Notes to the Consolidated Financial Statements acc. to IFRS
as of and for the Year Ended December 31, 2005 64

GROUP MANAGEMENT REPORT 2005

1 Overview of the economic environment and the past financial year

The global semiconductor industry saw a continuation of the previous year's growth trends, especially in the second half of 2005, although after the very high market growth of 2004 a levelling off was initially anticipated for 2005. All in all, the world semiconductor market grew by 7.2 % to a volume of USD 228bn in 2005. The analog segment of the semiconductor market, which is relevant for austriamicrosystems, stagnated on the other hand showing only minimal growth of 0.3 %.

Its clear positioning in the analog semiconductor sector, however, enabled austriamicrosystems to further consolidate its position as a market-leading supplier of both customized and high-performance standard products in 2005. Focused on broadening its standard product portfolio and expanding its worldwide customer base, the company has continued to grow considerably in the past year and clearly exceeded the development of its market segment.

Well over 20 years of experience in the analog segment together with a global presence give austriamicrosystems an edge over the competition. The company's customers appreciate its in-depth expertise in the development of analog microchips with low power consumption and very high accuracy. Further expansion of the company's worldwide sales and development network will open up the necessary opportunities to participate in the growth markets in Europe, Asia and North America and to continue to grow faster than the market.

A value driver in austriamicrosystems' corporate strategy is the focus on platform developments and derivatives. The development of standard product families on a common basis gives the company the opportunity to distribute the high development costs across a range of products for related applications, thus achieving attractive contribution margins from higher volumes while at the same time reducing risks.

In the Products business segment, which comprises the Communications, Industry & Medical and Automotive markets, austriamicrosystems is excellently positioned with high performance solutions for power and lighting management in handheld devices as well as its system solutions for portable audio. The Medical market continues to grow, particularly in computed tomography and the increasingly important area of personal healthcare. With new products for power metering in electricity meters, attractive markets could be developed in Asia. In the Automotive market, standard products for wireless car access, solutions for complex security systems and innovative bus systems opened up new market opportunities.

The Foundry business segment which manufactures microchips designed by its customers is a one-stop shop, providing a full range of services from development support to final testing in addition to fabrication. austriamicrosystems was successful in strengthening its position as an analog foundry with specialty processes.

On the operations side, an expansion of the capacity of the state-of-the-art 200mm wafer fab B from 5,200 to 6,500 wafer starts per month (WSPM) was implemented and became operational in the fourth quarter. At the same time, the old wafer fab A was shut down after more than 20 years' service and the manufacturing facilities subsequently sold.

2 Business Results

2.1 Development of revenues

Revenues for the financial year 2005 continued to grow, mainly due to the growth in the Communications and Industry & Medical markets, while the Automotive market area was impacted by the replacement of previous product generations and the closure of the old wafer fab A. Consolidated group revenues rose to EUR 178.4m in 2005 (2004: EUR 160.5m), an increase of 11% over the previous year.


INDUSTRY & MEDICAL 37%
COMMUNICATIONS 31%
FULL SERVICE FOUNDRY 17%
AUTOMOTIVE 15%

The revenue breakdown by markets is as follows:

in millions of EUR	2005	2004	Change in %
Communications	54.5	43.2	+26%
Industry & Medical	65.6	57.5	+14%
Automotive	27.3	29.1	-6%
Full Service Foundry	31.0	30.7	+1%


AMERICAS 18 %
ASIA 13 %
EUROPE 69 %*

* EMEA (Europe, Middle East, Africa)

austriamicrosystems posted above-average growth, especially in the Asia/Pacific region and the USA. Expansion of the sales and distribution network in these regions meant that new customers could be acquired and the existing base further developed.

The revenue breakdown by regions is as follows:

in millions of EUR	2005	2004	Change %
EMEA (Europe, Middle East, Africa)	122.4	129.9	-6 %
Americas	31.7	18.1	+75 %
Asia/Pacific	24.3	12.6	+93 %

2.2 Orders received and order backlog

At year end, austriamicrosystems had increased its total order backlog by 20 % from EUR 45.3 m in 2004 to EUR 54.2 m in 2005. Further broadening of the customer base and product range resulted in an increase in orders received in 2005, despite more cautious ordering patterns on the part of some market participants. Orders rose by 13 % from EUR 163.8 m to EUR 185.9 m.

Development of revenues and orders:

in millions of EUR	2005	2004	Change %
Revenues	178.4	160.5	+11 %
Orders received	185.9	163.8	+13 %
Total order backlog	54.2	45.3	+20 %

2.3 Earnings

The gross profit on revenues rose to EUR 79.8 m in 2005 compared with EUR 69.1 m the previous year. This growth is due to the increased revenues, economies of scale from further expansion of the 200 mm wafer fab B and a more favourable product mix. The gross margin thus climbed to 45 % in 2005 over 43 % the previous year. Selling and administrative expenses as well as research and development costs rose moderately with higher personnel costs accounting for the majority of the increase.

Given the improvements in operations, the operating result (EBIT) rose by EUR 5.5 m to EUR 26.1 m in 2005. This figure includes non-recurring expenses of EUR 2.2 m in connection with the closure of the 100 mm wafer fab A which were recorded as restructuring expenses. Together with the improvement in the operating result, EBITDA (operating result before depreciation and amortization) increased by EUR 5.9 m to EUR 47.4 m.

Further scheduled repayment of long-term debt and the resulting lower net debt helped to improve the net financial result from EUR -2.7 m to EUR -1.2 m.

While net income in 2004 had been impacted by one-off tax effects, the utilization of certain historic writedowns substantially reduced the tax base in the consolidated financial statements for 2005 and resulted in a tax expense of EUR 1.8 m. Furthermore, under IFRS, the utilization of additional tax loss carry forwards from the past will enable the deferred tax asset in the consolidated balance sheet to remain materially unchanged in the coming years.

The net income showed a sharp increase from EUR 3.7 m in 2004 to EUR 23.1 m in 2005. Return on equity rose accordingly from 3.3 % to 17 %, while return on revenues also grew considerably from 2.3 % to 13 %.

in millions of EUR	2005	2004	Change in %
Gross profit on revenues	79.8	69.1	+15 %
Gross margin	45 %	43 %	
EBITDA	47.4	41.5	+14 %
Operating result (EBIT)	26.1	20.6	+27 %
EBIT margin	15 %	13 %	
Financial result	-1.2	-2.7	+56 %
Income before tax	24.9	17.8	+40 %
Net income	23.1	3.7	+520 %
Return on equity	17 %	3 %	
Return on revenues	13 %	2 %	

2.4 Assets and Financial Position

The balance sheet structure shows a high ratio of fixed to total assets, given the industry involved. The percentage of intangibles and property, plant and equipment in the total assets was materially unchanged at 49 % compared to 51 % in 2004. Unlike the previous year, the investments in fixed assets affecting cash (capital expenditures) of EUR 27.1 m were above the current depreciation of EUR 22.1 m. Due to further increases in manufacturing capacity at wafer fab B and in testing capacity, the investments affecting cash in relation to revenues rose slightly from 13 % in 2004 to 15 % in 2005. The equity to fixed assets ratio reached 109 % in the last year compared to 89 % in the previous year.

The fixed assets include a deferred tax asset of EUR 31.0 m (previous year: EUR 32.6 m). Under current tax legislation, they can be carried forward indefinitely but are expected to be used to offset income tax over the next five years.

Inventories amounted to EUR 26.8 m at the end of 2005 (2004: EUR 28.5 m). As in previous years, inventories are lower at year end than during the year due to seasonality. Trade receivables show an opposite pattern, as seasonality results in higher levels at year end than at the end of the quarters due to high revenues in the fourth quarter. At the end of 2005, trade receivables stood at EUR 43.0 m (2004: EUR 38.8 m).

The positive development of the company's business in 2005 significantly increased the group equity by 20.9 % to EUR 136.1 m. Together with the repayment of long-term debt from the operating cash flow amounting to EUR 16.8 m, this resulted in an increase in the equity ratio to 54 %.

Over the same period, financial liabilities fell by EUR 10.3 m from EUR 70.7 m to EUR 60.4 m. On the balance sheet date, net debt amounted to EUR 38.1 m, which was 29 % below the previous year's level of EUR 53.4 m. Consequently, the debt to equity ratio decreased to 44 % from 63 % in the previous year.

Assets
(in millions of EUR)

Equity and liabilities
(in millions of EUR)

2005 2004

Inventories
Trade receivables
Other current assets
Fixed assets
Deferred tax asset

Financial liabilities
Trade liabilities
Other liabilities
Provisions
Shareholders' equity

Assets in millions of EUR	2005	2004	**Equity and liabilities** in millions of EUR	2005	2004
Inventories	26.8	28.5	Financial liabilities	60.4	70.7
Trade receivables	43.0	38.8	Trade liabilities	16.9	21.6
Other current assets	27.4	22.4	Other liabilities	25.5	29.5
Fixed assets	124.8	127.3	Provisions	14.1	15.3
Deferred tax asset	31.0	32.6	Shareholders' equity	136.1	112.5
Total assets	**253.0**	**249.6**	**Total liabilities**	**253.0**	**249.6**

	2005	2004
Equity ratio	54 %	45 %
Debt to equity ratio	44 %	63 %
Equity to fixed assets ratio	109 %	89 %

2.5 Cash Flow

The operating cash flow continued to rise in 2005 reaching EUR 41.4 m compared to EUR 38.9 m in the previous year. The cash flow from investing activities increased to EUR 24.9 m with expenses of EUR 27.1 m for additions to intangibles, property, plant and equipment (2004: EUR 21.0 m). Of the cash flow from financing activities, EUR 16.8 m was used to repay the long-term debt from the construction of wafer fab B. The free cash flow amounted to EUR 16.5 m. Not only all investments but also the cash flow from financing activities could be entirely funded from the operating cash flow.

The company's liquidity continued to show an overall improvement. Liquid funds rose by EUR 4.0 m to EUR 21.3 m at the end of 2005 from EUR 17.3 m at the end of 2004.

in millions of EUR	2005	2004	Change %
Operating cash flow	41.4	38.9	+6 %
Cash flow from investing activities	-24.9	-9.6	+159 %
Free cash flow	16.5	29.3	-44 %
Cash flow from financing activities	-12.5	-19.7	-37 %
Cash and cash equivalents	21.3	17.3	+23 %

3 Research and development

austriamicrosystems' technological leadership in the design and manufacture of analog ICs is based on intensive research and development work spanning well over 20 years. In order to maintain this leading position, the company again kept research and development spending at a high level in 2005. Last year it reached EUR 31.0 m compared with EUR 30.8 m in 2004. At the same time, systematic implementation of the platform and derivative concept allowed a unprecedented number of new standard products to be launched on the market.

austriamicrosystems succeeded in recruiting additional highly qualified and experienced employees in 2005 who are particularly important for research and development in the analog segment. In the field of process technologies, research and ongoing development focus on specialty variants of CMOS and SiGe processes for high-voltage and high-frequency applications. The release of several advanced manufacturing processes supported the ongoing development of innovative products. The research findings again allowed filing of a number of international patents and publication of numerous papers in international specialist journals and at trade conferences over the past financial year.

4 Purchasing and manufacturing

In purchasing, the rising price of electricity and an increase in costs for assembly service providers resulted in additional expenses which could nevertheless be absorbed to a large extent. As a whole, the cost pressure in manufacturing remained unchanged at a high level.

During the last year, production capacity was increased through the expansion of wafer fab B and additional test equipment to safeguard the positive business development and position the company with a view to further growth. An average capacity utilisation of 89 % was achieved across all manufacturing areas in 2005.

5 Employees

On average, the austriamicrosystems group had 856 employees in 2005 (2004: 819), of which 788 worked at the Unterpremstätten location (2004: 763).

austriamicrosystems recognizes its responsibility as one of the most important employers in the region. In 2005, the company again offered a broad range of internal and external training and development programs for all employee groups as well as providing additional apprenticeship training positions.

austriamicrosystems attempts to retain its employees in the long term with remuneration systems such as the stock option plan newly introduced in 2005. Active internal corporate and employee communication intends to ensure employee motivation.

6 Environment

A responsible attitude towards the environment is a basic ethical principle at austriamicrosystems. The company is dedicated to meeting the highest quality and ecological standards as well as making conservative use of resources and the environment. austriamicrosystems has been certified to ISO 14001:2004 and EMAS (Eco-Management and Audit Scheme), the European system for environmental management, for some time now. Last year austriamicrosystems was awarded the Austrian EMAS Award for exemplary environmental management.

7 Subsidiaries and branch facilities

austriamicrosystems currently has subsidiaries in Switzerland, Italy, Germany, France, the United Kingdom, the USA, the Philippines and Japan. The subsidiaries in Switzerland, Italy and the United Kingdom carry out development and sales activities, while the subsidiaries in Germany, France, the USA and Japan solely operate in the fields of sales and technical support. The subsidiary in the Philippines was formed in 2005 to increase capacity in testing. Branch facilities exist in Hong Kong, Singapore, Korea, China, Taiwan and India.

8 Risk management

Operating on a global level, the austriamicrosystems Group is exposed to a variety of risks that are inextricably linked to business activities. In order to identify, evaluate and counteract these risks in a timely manner, austriamicrosystems has developed and implemented tight internal risk management systems. The risk management process in place requires the business units to constantly monitor and evaluate risks. Regular risk reports are prepared for the management and supervisory boards. This ensures that major risks are identified and counteraction can be taken at an early stage.

Business interruption risk

The company's state-of-the-art manufacturing facility (Fab B) only went into operation in 2002, therefore the risk of breakdowns or prolonged downtime is relatively low. In addition, this risk is being taken into account by adopting a proactive approach to preventive maintenance. The business interruption risk is also insured for the replacement price and against loss of earnings for 18 months. austriamicrosystems' insurer, FM Global, has awarded the company – as one of few semiconductor manufacturers – the HPR (highly protected risk) status.

Financial risks

Risk management is handled centrally by the treasury department in accordance with guidelines issued by the management board. These detailed internal guidelines regulate responsibility and action parameters for the areas affected. The treasury department evaluates and hedges financial risks in close cooperation with the business units.

Receivables and credit risk

austriamicrosystems operates a strict credit policy. The creditworthiness of existing customers is constantly checked and new customers undergo credit evaluation. Under austriamicrosystems' treasury and risk management policy, investments in liquid securities and transactions involving derivative financial instruments are only carried out with financial institutions that have high credit ratings. At the balance sheet date there were no significant concentrations of credit risk.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 17 % of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (83 %), 39 % will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign exchange risk

Financial transactions in the semiconductor industry are predominantly carried out in US dollars. To hedge the currency risk, all transaction and conversion risks are constantly monitored. Within the group, cash flow streams in the same currency are offset (netting). Currency fluctuations during foreign currency transactions mainly concern the US dollar and Japanese yen. In order to hedge the remaining receivables positions, the company employs derivative financial instruments to a certain extent. These instruments mainly involve forward exchange transactions, interest and currency options as well as interest and currency swaps. The use of derivative financial instruments and contracts to fix future exchange rates for foreign currency assets and liabilities substantially reduces the risk of changes in currency exchange rates for austriamicrosystems. The company does not use any financial instruments for speculative purposes.

Product liability and quality risk

The products manufactured by austriamicrosystems are integrated in complex electronic systems. Faults or functional defects in the products produced by austriamicrosystems may have a direct or indirect effect on the property, health or life of third parties. The company is not in a position to reduce or exclude its liability towards consumers or third parties in sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function. In spite of quality control systems certified to ISO/TS 16949:2002, ISO/TS 13485:2003, ISO 9001:2000, VDA 6.1 and QS 9000, product defects may occur and possibly only show after installation and use of the finished products. Although this risk has been appropriately insured, quality problems could negatively impact austriamicrosystems' assets, financial and earnings position.

Patent infringement risk

austriamicrosystems manufactures complex microchips using various process technologies, line widths and production facilities. Like industry competitors, the company constantly has to develop these technologies further. Should austriamicrosystems infringe any additional patents while consistently monitoring processes, production methods and design blocks protected under patent law as well as related comprehensive licensing, this may negatively impact the assets, financial and earnings position of the company as well as the austriamicrosystems share price.

9 Events after the balance sheet date

In January 2006 a subsidiary was formed in India which will carry out development activities in the areas of software and digital design in the context of a new design centre to be established.

10 Outlook

The company expects a positive business development also in 2006. Market researchers are indicating that the market volume for the global semiconductor industry will continue to rise this year, particularly in the analog segment. A favourable development of the world economy over the same period should support this trend.

For austriamicrosystems, this situation together with increased sales activities in important geographical markets creates a favourable environment for further growth. Main growth areas for the company are again expected to be in Asia and North America. Should, however, the worldwide demand for semiconductors show a significantly weaker performance in 2006 than currently anticipated, the development of austriamicrosystems' business would likely be affected as well.

Several important market segments, such as medical devices, mobile communications and portable audio systems, expect ongoing meaningful growth over the coming years. Here austriamicrosystems is well positioned with innovative products and development projects. Further broadening of its international customer base should also play a significant role in the company's continuing success.

austriamicrosystems therefore sees good potential for continued growth in revenues in 2006. Despite constantly rising personnel, energy and purchasing costs, the company also expects a substantial improvement in the earnings potential.

Unterpremstaetten, February 3, 2006





John A. Heugle

Michael Wachsler-Markowitsch

CONSOLIDATED INCOME STATEMENT ACC. TO IFRS

FOR THE YEAR ENDED DECEMBER 31, 2005

In thousands of EUR (except earnings per share, which are in EUR)

	Note	2005	2004
Revenues	1	178,391	160,524
Cost of sales		-98,577	-91,400
Gross profit		**79,814**	**69,124**
Research and development		-31,007	-30,800
Selling, general and administrative		-24,625	-22,117
Other operating income	2	4,898	4,973
Other operating expense	3	-754	-630
Restructuring expenses	4	-2,185	0
Result from operations		**26,141**	**20,550**
Net financing cost	5	-1,192	-2,734
Income before tax		**24,949**	**17,816**
Income tax expense	6	-1,810	-14,083
Net income		**23,138**	**3,733**
Basic earnings per share	21	2.10	0.36
Diluted earnings per share	21	2.10	0.36

II CONSOLIDATED BALANCE SHEET ACC. TO IFRS

FOR THE YEAR ENDED DECEMBER 31, 2005

In thousands of EUR

	Note	2005	2004
ASSETS			
Cash and cash equivalents	7	21,271	17,323
Short-term investments		1,024	0
Trade receivables	8	42,994	38,777
Inventories	9	26,765	28,460
Other receivables and assets	10	5,107	5,095
Total current assets		**97,161**	**89,655**
Property, plant and equipment	11	116,316	115,883
Intangible assets	12	8,519	11,200
Investments and securities	13	1	195
Deferred tax assets	14	30,953	32,580
Other long-term assets		0	60
Total non-current assets		**155,789**	**159,919**
Total assets		**252,950**	**249,574**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities			
Interest-bearing loans and borrowings	15	36,100	34,408
Trade liabilities		16,865	21,571
Provisions	16	14,102	15,335
Other liabilities	18	11,401	14,064
Total current liabilities		**78,469**	**85,377**
Interest-bearing loans and borrowings	15	24,283	36,337
Employee benefits	19	8,478	7,837
Deferred government grants	17	5,028	5,928
Other long term liabilities	18	640	1,568
Total non-current liabilities		**38,429**	**51,670**
Shareholders' equity			
Issued capital	20	26,647	26,647
Share premium	20	91,774	91,417
Translation adjustment	20	-75	-104
Retained earnings		17,706	-5,433
Total shareholders' equity and reserves		**136,052**	**112,527**
Total liabilities and shareholders' equity		**252,950**	**249,574**

III CONSOLIDATED STATEMENT OF CASH FLOWS ACC. TO IFRS
FOR THE YEAR ENDED DECEMBER 31, 2005

In thousands of EUR

	2005	2004
Operating activities		
Income before tax	24,949	17,816
Depreciation (net of government grants)	22,172	22,077
Changes in employee benefits	641	635
Expense from stock option plan (acc. to IFRS 2)	358	0
Changes in other long-term liabilities	-889	-382
Gain/loss from sale of plant and equipment	0	-6
Gain/loss from sale of investments and securities	-21	170
Net financing cost	1,213	2,564
Changes in current assets	-4,372	-6,096
Changes in short-term operating liabilities and provisions	-2,462	2,195
Tax payments	-195	-67
Cash flows from operating activities	**41,392**	**38,906**
Investing activities		
Acquisition of intangibles, property, plant and equipment	-27,064	-21,030
Government grants received	1,854	1,860
Acquisition of short-term investments	-1,000	0
Proceeds from sale of plant and equipment	0	73
Proceeds from the sale of investments	220	8,667
Interest received	1,067	826
Cash flows from investing activities	**-24,922**	**-9,604**
Financing activities		
Proceeds from borrowings	7,303	1,700
Repayment of borrowings	-16,848	-58,832
Repayment of finance lease liabilities	-855	-686
Interest paid	-2,122	-3,620
Net proceeds from Going Public	0	41,785
Cash flows from financing activities	**-12,522**	**-19,653**
Net increase in cash and cash equivalents	3,948	9,649
Cash and cash equivalents at January 1	17,323	7,674
Cash and cash equivalents at December 31	**21,271**	**17,323**

IV CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

In thousands of EUR

	Issued capital	Additional paid-in capital	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2004	**21,802**	**54,017**	**-88**	**-9,166**	**66,565**
Net income	0	0	0	3,733	3,733
Translation adjustment	0	0	-16	0	-16
Capital increase	4,845	40,653	0	0	45,498
Transaction costs for capital increase	0	-4,338	0	0	-4,338
Deferred taxes charged to equity	0	1,085	0	0	1,085
Total equity as of December 31, 2004	**26,647**	**91,417**	**-104**	**-5,433**	**112,527**
Net income	0	0	0	23,138	23,138
Translation adjustment	0	0	29	0	29
Share based payments	0	357	0	0	357
Total equity as of December 31, 2005	**26,647**	**91,774**	**-75**	**17,706**	**136,052**

Significant accounting policies

austriamicrosystems AG ("the Company") is a company located in 8141 Unterpremstätten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2005 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

On February 3, 2006 the consolidated financial statements 2005 were completed and released to the supervisory board for approval.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with all obligatory International Financial Reporting Standards to be applied in 2005 issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Interpretations Committee.

Obligatory changes which came into effect as of January 1, 2005 in the Improvements Project of the IASB as well as changes in IAS 32 and IAS 39 and IFRS 2, IFRS 4 and IFRS 5 were implemented for the first time. The implementation of these new standards led only to changes in the notes versus the previous year and to effects from applying IFRS 2.

The initial implementation of the new or modified standards was in accordance with the transition rules of the individual standards as well as IAS 8.

(b) Basis of preparation

The financial statements are presented in euro and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all operative enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in an identical manner as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

The functional currency of the Company is the euro. Transactions in foreign currencies are translated into euro at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euro at the foreign exchange rate prevailing at that date and provided from the ECB. Foreign exchange differences arising on translation are recognized in the income statement. Amounts recognized in the income statement were a loss of EUR 2,269 thousand in 2005, a gain of EUR 411 thousand in 2004.

(ii) Financial statements of economic independent foreign entities

The functional currency of the entities domiciled outside the euro zone is their respective domestic currency. Accordingly, the assets and liabilities of these entities are translated into euro at the medium foreign exchange rates prevailing at the balance sheet date. Revenues and expense of foreign entities are translated into euro at the average foreign exchange rates of the year. Resulting differences are recognized directly within equity.

(e) Derivative financial instruments and hedging instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognized at cost (equals fair value). Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates and the current creditworthiness of such derivative financial instruments counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39.142 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)). Lease payments are accounted for in accordance with accounting policy (t).

(iii) Subsequent expenditures

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalised. Other subsequent expenditures are capitalised only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25 – 33 years
Plants, technical equipment and machines	5 – 12 years
Other equipment	4 – 10 years

Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions.

(h) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The company has not capitalized any expenditure on research and development activities within this position.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (refer to accounting policy (m)).

(iii) Subsequent expenditures

Subsequent expenditures on capitalised intangible assets are capitalised only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. The estimated useful life is from 3 – 10 years. Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions.

(i) Investments in securities

Investments in securities held by the Group and classified as available-for-sale are stated at fair value, with any resultant gain or loss recognized in the equity. Investments in securities held for trade are stated at fair value with any resultant gain or loss recognized in the income statement. Held-to-maturity investments are stated at cost less accumulated depreciation with any resultant gain or loss recognized in the annual result. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

(j) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses (refer to accounting policy (m)).

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the moving average price principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits at banks.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy (k)) and deferred tax assets (refer to accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows.

The recoverable amount of other assets is the higher of their fair value and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are resolved.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labour regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.
The obligation for such severance payments is measured using the *projected unit credit method.* The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53% of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred. These amounts are paid in cash to authorities; the company's obligations are therefore fully funded.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the *projected unit credit method.* Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

In 2002 the supervisory board approved a Stock Option Plan ("SOP 2002") for the purposes of providing 142,500 stock options to key employees. The maximum number of Options for issuance was later reduced to 76,500. After the share split in 2004 (1:3) this number now is 229,500. One Option entitles the holder to receive one share of the Company at a strike price of EUR 6 (EUR 18 before share split) per share. On the first day of issue 33% of the Options may be exercised, 33% one year later and 34% after two years.

The purpose of the SOP 2002 was the increase of motivation of key people in connection with the economic situation of the Company in 2002 and the intended IPO. The Company has concluded an agreement with its major shareholder (former parent), AMS Holding S.à.r.l., under which the issued Options are provided to the Company at the strike price. The obligation of the Company is fully covered by this agreement. Due to this agreement, no amounts were recognized in the balance sheet and income statement.

The shareholders approved a further Stock Option Plan ("SOP 2005") in the annual general meeting on May 19, 2005.

Within the SOP 2005 a total of 990,000 Options of no-par-value shares may be issued over 4 years. This reflects 9% of the actual authorized capital. The SOP 2005 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the Options. It is envisaged to grant the Options during a 4-year program. One Option entitles the holder to receive one no-par-value share of the Company. The Options may be exercised during each of the next succeeding five years on the first, second, third, fourth and fifth anniversary of the grant date to the maximum extent of twenty percent (20%) of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a

3-month-average price of the austriamicrosystems Share prior to the grant date with a further 25% discount taken from that price. All granted options under the SOP 2005 must be exercised prior to June 30, 2015.

In 2005 15,000 Options (SOP 2002) and 231,275 Options (SOP 2005) were granted to 304 employees. The Options granted to the employees of austriamicrosystems according to the Stock Option Plan 2005 were valued with the present value at granting. The so determined value of the Options will be spread over the period until vesting.

The Options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgement. The expected volatilities were extrapolated from the historical stock-exchange price of the austriamicrosystems share (source: Bloomberg). This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

The main basis data of the granted options according to the Stock Option Plan 2005 structures as follows:

		2005
Valuation of Options (weighted average)		
Market price at granting	in EUR	31.57
Term of options	in years	10
Risk-free interest rate	in %	2.03
Expected volatility	in %	33.04
Present value of Option	in EUR	11.65

The strike price is the weighted-average trading price of the three preceding months before the day of the annual Option granting, less 25% discount.

Other disbursement criteria, e.g. inclusion of a market condition for the validation of the present value, are not applicable.

The Options developed in the fiscal year 2005 as follows:

	SOP 2002		SOP 2005	
	Options	Weighted average exercise price in EUR	Options	Weighted average exercise price in EUR
Outstanding at the beginning of the period	175,990	6	0	–
Granted during the period	15,000	6	231,275	21.98
Forfeited during the period	0	–	0	–
Exercised during the period	34,325	6	0	–
Expired during the period	0	–	0	–
Outstanding at the end of the period	156,665	6	231,275	21.98
Exercisable at the end of the period	154,115	6	0	–
Weighted average share price at the date of exercise in EUR	30.28		n.a.	
Range of exercise prices (in EUR)	6		21.51 – 30.01	
Remaining contractual life	to January 1, 2012		to June 30, 2015	

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at compounded historical cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill and hold Sales"). In such cases, revenue is recognized if the following applies: the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. The recognition of this income as other operating income is according to the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they occur. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

Cost of debt are not capitalized but expensed as they incurred.

All interests and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax is accounted for using the *balance sheet liability method*, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is not probable that the related tax benefit will be realised.

1. Segment reporting and revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Applications Specific Integrated Circuits (ASICs), Application Specific Standard Products (ASSPs) and Standard Linear ICs to a variety of customers. These customers are mainly in the Communications, Industrial, Medical, and Automotive markets. Under the "Foundry & Other" segment we show manufacturing for the "Products" segment as well as for third party foundry customers. The secondary reporting format is structured by the three regions in that sales occur: "EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.

Inter-segment pricing is determined on cost basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers. Segment assets are based on the geographical location of the assets.

Segment reporting and revenues (continued)

Business segments

In thousands of EUR

	Products		Foundry & Other		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	147,410	129,815	30,981	30,709			178,391	160,524
Inter-segment revenue			59,653	56,077	-59,653	-56,077	0	0
Total revenue	**147,410**	**129,815**	**90,634**	**86,786**	**-59,653**	**-56,077**	**178,391**	**160,524**
EBIT (profit/loss from operations)	***34,672***	***26,693***	***-8,532***	***-6,143***			***26,141***	***20,550***
Net financing cost							-1,192	-2,734
Income tax expense							-1,810	-14,083
Net profit for the year							**23,138**	**3,733**
Segment assets	38,099	37,969	214,851	211,605			**252,950**	**249,574**
Capital expenditure (net of government grants)	839	1,361	19,514	25,043			**20,352**	**26,404**
Depreciation (net of government grants)	486	376	21,686	21,700			**22,172**	**22,077**

Geographical segments

In thousands of EUR

	EMEA		Americas		Asia/Pacific		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	122,447	129,879	31,688	18,069	24,256	12,576	**178,391**	**160,524**
Segment assets	252,366	249,216	424	348	160	9	**252,950**	**249,574**
Capital expenditure (net of government grants)	20,352	26,400	0	0	0	4	**20,352**	**26,404**

In thousands of EUR

	2005	2004
Revenues by operation		
Revenues from production	164,146	148,204
Revenues from research and development projects	14,246	12,319
	178,391	**160,524**
Thereof revenues from Bill & Hold transactions	17,299	10,956

2. Other operating income

In thousands of EUR

	2005	2004
Government grants related to R&D expenses	2,804	2,666
Amortisation of government grants related to assets	900	1,150
Reversal and consumption of bad debt reserve	588	285
Deferred income from IT-Outsourcing	265	386
Insurance refunds	27	4
Reversal of provisions	0	19
Gain from disposal of assets	0	6
Other	313	458
	4,898	**4,973**

3. Other operating expense

In thousands of EUR

	2005	2004
Allowance and write-off for bad debts	527	373
Expenses for monetary transactions	135	40
Accruals for compensation	0	215
Other	92	2
	754	**630**

4. Restructuring expenses

The 100 mm wafer production (Fab A) was shut down in 2005. The relating personnel, disposal and dismantling expenses are recognized as restructuring expenses.

The sale of the equipment has no material effect on the result.

The building is still in operational use.

5. Net financing cost

In thousands of EUR

	2005	2004
Interest expense	2,097	3,714
Interest income	-1,067	-822
Loss on disposal of investments	0	42
Available-for-sale investments:		
Gain on disposal	-21	-170
Investments held for trade and cash equivalents:		
Revaluation to fair value	136	18
Derivative financial instruments:		
Revaluation to fair value	48	-48
	1,192	**2,734**

6. Income tax expense

Recognized in the income statement

In thousands of EUR

	2005	2004
Current tax expense		
Current year	-163	-163
Under/(over)provided in prior years	-20	-1
	-183	**-164**
Deferred tax expense/benefit		
Origination and reversal of temporary differences	-9,129	-2,009
Reduction of domestic income tax rate from 34 % to 25 %	0	-12,082
Effect of first time recognition of tax benefits	7,501	173
	-1,628	**-13,919**
Total income tax expense in income statement	**-1,810**	**-14,083**
Reconciliation of effective tax expense		
Income before tax	**24,949**	**17,816**
Income tax using the domestic income tax rate (25 %)	-6,237	-6,057
Tax incentives (mainly related to R & D)	1,012	3,453
Reduction of domestic income tax rate from 34 % to 25 %	0	-12,082
Effect of first time recognition of tax benefits	7,501	173
Not recognized tax loss	-3,965	0
Effect of different tax losses utilised / not recognised minimum taxes	20	26
Non-taxable benefits / non-tax deductible expenses	-78	337
Effects of different tax rates in foreign jurisdictions	-39	3
Under/(over)provided in prior years	-20	-1
Other	-4	65
	-1,810	**-14,083**
Deferred tax credit recognised directly in equity		
Relating to net loss not recognised in income statement	0	1,085

Deferred tax assets are recognized for all temporary differences and tax losses carry forwards only to the extent a consumption is probable within a foreseeable period. Therefore approximately EUR 20,000 thousand are not recognized in the balance sheet.

7. Cash and cash equivalents

In thousands of EUR

	2005	2004
Bank deposits	11,428	17,320
Cash equivalents	9,838	0
Cash on hand	5	3
	21,271	**17,323**

Liquid investment funds, which do not meet the criteria to be shown as cash and cash equivalents, are shown as short-term investments.

8. Trade receivables, net

In thousands of EUR

	2005	2004
Trade receivables gross	43,137	39,308
Allowance for bad debt	-142	-531
	42,994	**38,777**
Allowance for bad debt developed as follows:		
Balance at the beginning of the period	531	548
Consumptions during the year	-328	-73
Reversals during the year	-260	-225
Additions during the year	199	281
Balance at the end of the period	**142**	**531**

9. Inventories

In thousands of EUR

	2005	2004
Unfinished goods	19,455	21,774
Finished goods	2,385	1,668
Raw materials and supplies	3,352	3,480
Work in progress	1,572	1,538
	26,765	**28,460**

Inventories states at net realisable value were EUR 1,624 thousand in 2005 and EUR 3,881 thousand in 2004 respectively.
Since the result of work in progress (research and development contracts) cannot be estimated reliably, all costs incurred are recognized as R&D expenses. Accruals for onerous contracts are being made if necessary.

10. Other receivables and assets

In thousands of EUR

	2005	2004
Government grants related to assets	2,349	1,863
Government grants related to R&D expenses	1,297	1,739
Amounts due from tax authorities	1,108	798
Prepaid expenses	126	387
Derivative financial instruments at fair value	0	48
Other	227	261
	5,107	**5,095**

11. Property, plant and equipment

In thousands of EUR

	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2005	**63,757**	**298,180**	**25,265**	**6,681**	**-26,465**	**367,419**
Effect of movements in foreign exchange rates	0	0	3	0	0	3
Additions	387	8,097	960	11,416	-2,350	18,511
Transfers	0	12,334	12	-12,346	0	0
Disposals	-37	-6,905	-5,865	-338	7	-13,139
Balance at December 31, 2005	**64,107**	**311,706**	**20,375**	**5,413**	**-28,808**	**372,794**
Depreciation and impairment losses						
Balance at January 1, 2005	**34,976**	**209,640**	**22,046**	**0**	**-15,126**	**251,536**
Effect of movements in foreign exchange rates	0	0	2	0	0	2
Depreciation charge for the year	1,271	16,181	1,561	0	-1,363	17,650
Disposals during the year	-37	-6,816	-5,863	0	6	-12,710
Balance at December 31, 2005	**36,210**	**219,006**	**17,745**	**0**	**-16,483**	**256,478**
Carrying amount						
At January 1, 2005	**28,781**	**88,540**	**3,220**	**6,681**	**-11,339**	**115,883**
At December 31, 2005	**27,897**	**92,700**	**2,630**	**5,413**	**-12,325**	**116,316**
Cost						
Balance at January 1, 2004	**63,341**	**281,470**	**24,733**	**2,067**	**-24,602**	**347,009**
Additions	257	16,237	1,197	6,681	-1,863	22,509
Transfers	160	2,264	0	-2,067	0	357
Disposals	0	-1,791	-665	0	0	-2,456
Balance at December 31, 2004	**63,757**	**298,180**	**25,265**	**6,681**	**-26,465**	**367,419**
Depreciation and impairment losses						
Balance at January 1, 2004	**34,127**	**194,516**	**20,974**	**0**	**-13,947**	**235,669**
Depreciation charge for the year	1,256	15,832	2,022	0	-1,179	17,931
Transfers	-407	1,074	-434	0	0	234
Disposals during the year	0	-1,782	-517	0	0	-2,299
Balance at December 31, 2004	**34,976**	**209,640**	**22,046**	**0**	**-15,126**	**251,536**
Carrying amount						
At January 1, 2004	**29,214**	**86,954**	**3,760**	**2,067**	**-10,655**	**111,339**
At December 31, 2004	**28,781**	**88,540**	**3,220**	**6,681**	**-11,339**	**115,883**

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At the end of each lease the Group has the option to purchase the equipment at a beneficial price. At December 31, 2005 the net carrying amount of leased plant and machinery was EUR 2,402 thousand (2004: EUR 3,205 thousand). The leased equipment secures the lease obligations.

As of December 31, 2005, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 3,867 thousand (2004: EUR 10,850 thousand).

For the government grants recognized certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

12. Intangible assets

In thousands of EUR

	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2005	**35,221**	**394**	**35,615**
Effect of movements in foreign exchange rates	0	0	0
Additions	1,361	480	1,841
Transfers	874	-874	0
Disposals	-4,088	0	-4,088
Balance at December 31, 2005	**33,368**	**0**	**33,368**
Amortisation and impairment losses			
Balance at January 1, 2005	**24,415**	**0**	**24,415**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	4,521	0	4,521
Transfers	0	0	0
Disposals during the year	-4,088	0	-4,088
Balance at December 31, 2005	**24,848**	**0**	**24,848**
Carrying amount			
At January 1, 2005	**10,806**	**394**	**11,200**
At December 31, 2005	**8,519**	**0**	**8,519**

No internally generated intangible assets exist.

Cost			
Balance at January 1, 2004	**30,590**	**1,131**	**31,721**
Effect of movements in foreign exchange rates	0	0	0
Additions	3,501	394	3,894
Transfers	1,131	-1,131	0
Disposals	0	0	0
Balance at December 31, 2004	**35,221**	**394**	**35,615**
Amortisation and impairment losses			
Balance at January 1, 2004	**19,694**	**576**	**20,270**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	4,145	0	4,145
Transfers	576	-576	0
Disposals during the year	0	0	0
Balance at December 31, 2004	**24,415**	**0**	**24,415**
Carrying amount			
At January 1, 2004	**10,896**	**555**	**11,451**
At December 31, 2004	**10,806**	**394**	**11,200**

13. Investments and securities

In thousands of EUR

	2005	2004
Non-current investments		
Shares in affiliated companies	1	195
	1	**195**

14. Deferred tax assets

Deferred tax assets are attributable to the following items:

In thousands of EUR

	2005	2004
Intangible assets, property, plant and equipment	-529	-264
Trade and other receivables	-257	-18
Employee benefits	1,673	1,614
Liabilities	-151	-10
Provisions	205	-53
Tax value of loss carry-forwards and write down of investments	30,012	31,312
	30,953	**32,580**

In Austria tax losses and deductible temporary differences do not expire under current tax legislation.

Based on the business plan and the related tax plan of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next years.

The corporate income tax rate is reduced from 34 % to 25 %, effective from January 1, 2005. Deferred tax assets/liabilities decreased by EUR 12,082 thousand. This amount has been charged to the income statement in 2004.

15. Interest-bearing loans and borrowings

In thousands of EUR

	2005	2004
Non-current liabilities		
Secured bank loans	22,802	33,980
Finance lease liabilities	1,482	2,357
	24,283	**36,337**
Current liabilities		
Current portion of secured bank loans	35,233	33,559
Current portion of finance lease liabilities	868	849
	36,100	**34,408**

The current portion of the secured bank loans include a revolving export financing credit amounting to EUR 19,000 thousand guaranteed by the Austrian government.

Terms and debt repayment schedule 2005

In thousands of EUR

	Total	1 year or less	2-5 years	More than 5 years
Capital investment loans				
EUR – fixed rate loan	10,174	2,907	7,267	0
EUR – floating rate loan	17,128	10,919	6,208	0
R & D loans				
EUR – fixed rate loan	1,903	520	1,383	0
EUR – floating rate loan	7,988	1,886	6,102	0
CHF – floating rate loan	1,841	0	1,841	0
Export loan				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities				
EUR – floating rate	2,082	699	1,382	0
USD – floating rate	268	169	99	0
	60,384	**36,101**	**24,283**	**0**

Terms and debt repayment schedule 2004

In thousands of EUR

	Total	1 year or less	2-5 years	More than 5 years
Capital investment loans				
EUR – fixed rate loan	13,081	2,907	10,174	0
EUR – floating rate loan	28,047	10,919	17,128	0
R & D loans				
EUR – fixed rate loan	2,361	1,271	1,090	0
EUR – floating rate loan	7,335	1,747	5,588	0
Export loan				
EUR – floating rate loan	16,715	16,715	0	0
Finance lease liabilities				
EUR – floating rate	3,206	849	2,357	0
	70,745	**34,408**	**36,337**	**0**

The bank loans are secured as follows:

In thousands of EUR

	2005	2004
Registered mortgages on land	43,604	43,604
Assignment of debt	22,800	20,058

Finance lease liabilities

In thousands of EUR

	2005			2004		
	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year	931	63	868	935	86	849
Between one and five years	1,530	48	1,482	2,455	98	2,357
More than five years	0	0	0	0	0	0
	2,461	**111**	**2,349**	**3,390**	**184**	**3,205**

Under the terms of the lease agreements, no contingent rental fees are payable.

16. *Provisions*

In thousands of EUR

	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2005	2,212	8,135	4,544	444	**15,335**
Provisions made during the year	2,778	17,888	1,895	1,458	**24,018**
Provisions used during the year	-2,670	-14,549	-3,035	-325	**-20,579**
Provisions reversed during the year	-1,420	-1,709	-1,365	-178	**-4,672**
Balance at December 31, 2005	**900**	**9,765**	**2,038**	**1,399**	**14,102**

The remaining term of all provisions is less than one year.

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience. As of December 31, 2005 and 2004 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim. All warranty claims are expected to be settled within one year.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2005 (EUR 9,440 thousand) and 2004 (EUR 8,072 thousand) relates to several engineering contracts. In addition, as of December 31, 2005 (EUR 325 thousand) and 2004 (EUR 63 thousand) a provision for production contracts is recognized.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees. The provision recognized for the estimated expenditures required to settle the claim of the former CEO was partly consumed and partly disposed since the dispute was resolved.

17. Deferred government grants

In 2004, in connection with the construction of Fab B, the Company obtained a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. The grant is accounted for as deferred income and recognized as other operating income in line with the average depreciation charge for the underlying assets. The income recognized in 2005 (2004) amounted to EUR 900 thousand (EUR 1,150 thousand).

18. Other liabilities

In thousands of EUR

	Current		Non current	
	2005	2004	2005	2004
Accrued vacation days	3,748	3,458	0	0
Employee related liabilities	1,727	1,347	0	0
Deferred income	1,676	2,253	0	0
Liabilities from licence agreements	1,505	661	640	1,568
Accrued expenses	1,156	2,245	0	0
Liabilities against tax authorities	1,009	3,570	0	0
Other	580	530	0	0
	11,401	**14,064**	**640**	**1,568**

19. Employee benefits

Movements in the net liability recognized in the balance sheet:
In thousands of EUR

	2005		2004	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	6,914	923	6,364	838
Expense recognized in the income statement	1,163	91	980	85
Payments during the year	-614	0	-429	0
Present value of obligation (DBO) December 31	**7,464**	**1,014**	**6,914**	**923**

The value of obligation is not financed by a fund.

Expense recognized in the income statement
In thousands of EUR

	2005		2004	
Current service cost	588	84	617	83
Interest cost	325	46	311	42
Actuarial loss/gain	250	-39	52	-40
	1,163	**91**	**980**	**85**

The expense is recognized in the following line items in the income statement:
In thousands of EUR

	2005		2004	
Cost of sales	617	48	480	42
Selling, general and administrative expenses	268	21	265	23
Research and development	279	22	235	20
	1,163	**91**	**980**	**85**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005	2004
Discount rate at December 31	4.5%	5%
Future salary increases	3%	3%
Fluctuation < 40 years of age	9%	8%
Fluctuation > 40 years of age	11%	2%
Retirement age – women	56.5–60	56.5–60
Retirement age – men	61.5–65	61.5–65

The total personnel expense amounted to EUR 54,387 thousand in 2005 and EUR 50,619 thousand in 2004. In 2005 the amount shown includes EUR 357 thousand for the SOP 2005.

The average number of employees was 856 employees in 2005 and 819 employees in 2004.

20. Shareholders' equity

Share capital and share premium
In thousands of shares

	2005	2004
Share capital	26,647	26,647
Additional paid-in capital	91,774	91,417
	118,421	**118,064**

In May 2005, the executive board has been authorized to increase the share capital from EUR 26,646,705.86 by EUR 2,398,203.53 to EUR 29,044,909.39 by issuing 990,000 shares. This represents 9% of the share capital. Purpose of this capital increase is the grant of Stock Options to employees of the Company.

In April 2004, the general meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares. In May 2004 the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 (premium on capital stock minus transaction cost of the capital increase). All shares have no notional par value and are fully paid-in.

Since May 2004, the Company's shares are listed on the SWX Swiss Exchange.

In April 2004 the executive board has been authorized to increase share capital until April 30, 2009 up to a total of 4,500,000 shares ("Authorized Capital 2004"), from which the capital increase described above has been used, so that the Authorized Capital 2004 now amounts to 2,500,000 shares.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (HGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities.

21. Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 11,000,000 (2004: 10,250,000) ordinary shares.

Net profit attributable to ordinary shareholders
In EUR

	2005	2004
Net profit for the year	23,138,435.32	3,733,077.29
Weighted average number of shares outstanding	11,000,000	10,250,000
Earnings per share	2.10	0.36

The Company has concluded an agreement with the Company's major shareholder providing the required numbers of shares to cover the SOP 2002. Thus the granted options according to the SOP 2002 will not dilute the existing shares.

The options granted according to the SOP 2005 will dilute in general. The dilution only occurs if the strike price is below the average stock-exchange price. Considerung the requiremts to be fullfilled by the employees during the vesting period there is no dilution in 2005.

Thus diluted earnings per share equal basic earnings per share.

	2005	2004
Reconciliation of ordinary shares		
Outstanding shares as of January 1	11,000,000	3,000,000
Share split as of April 2004		6,000,000
Capital increase as of May 2004		2,000,000
Outstanding shares as of December 31	11,000,000	11,000,000

22. Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates as well as interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Derivative instruments are used to hedge risks associated with exchange rate and interest rate fluctuations.

All hedging activities are carried out centrally by the Group treasury department. In connection with these financial instruments, renowned national and international financial institutions provide the Group with advisory services. The creditworthiness of these institutions is continually assessed by ratings agencies.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect to financial assets.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates and changes in future cash flows respectively – arises in relation to medium- and long-term receivables and payables. The Group adopts a policy of ensuring that a significant portion of its exposure due to changes in interest rates is on a fixed rate basis.

Foreign currency risk

Foreign currency risks result from the Group's extensive buying and selling of products outside of euro zone. As a result, significant cash flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in US-dollar and Japanese yen.

In order to avoid currency risk, the Company utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2005 and December 31, 2004 respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure with respect to trade receivables, trade payables and forecasted purchase commitments.

As of December 31, 2005 and 2004, the nominal amounts and fair values of derivative financial instruments are as follows:

	Currency	Dec. 31, 2005 notional amount *(in million)*	Dec. 31, 2004 notional amount *(in million)*	Dec. 31, 2005 fair value *(in thousands)*	Dec. 31, 2004 fair value *(in thousands)*
Interest-rate swap					
Liability	EUR	0.0	18.0	0.0	47.7
Currency forward transaction					
Asset	USD	20.0	10.0	-850.0	209.8
Liability	JPY	0.0	615.0	0.0	-131.7
Cross-currency swap					
Asset	USD	0.0	3.0	0.0	16.3
Currency option					
Asset	USD	10.5	0	234.2	0.0
Liability	USD	18.0	0	-322.9	0.0

The book value equals the fair value of the financial instruments.
The remaining term of all derivative financial instruments is less than one year.

Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

In thousands of EUR

	2005				2004			
	Effective interest rate	0–1 years	2–5 years	More than 5 years	Effective interest rate	0–1 years	2–5 years	More than 5 years
Capital investment loans								
EUR – fixed rate loan	3.66 %	2,907	7,267	0	3.86 %	2,907	10,174	0
EUR – floating rate loan	3.71 %	10,919	6,208	0	3.78 %	10,919	17,128	0
R & D loans								
EUR – fixed rate loan	2.11 %	520	1,383	0	2.38 %	1,271	1,090	0
EUR – floating rate loan	2.36 %	1,886	6,102	0	2.65 %	1,747	5,588	0
CHF – floating rate loan	1.36 %	0	1,841	0	0.00 %	0	0	
Export loan								
EUR – floating rate loan	2.00 %	19,000	0	0	2.25 %	16,715	0	0
Finance lease liabilities								
EUR – floating rate	3.02 %	699	1,382	0	3.08 %	849	2,357	0
USD – floating rate	2.64 %	168	99	0	0.00 %	0	0	0
		36,101	**24,283**	**0**		**34,408**	**36,337**	**0**

Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

In thousands of EUR

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Capital investment loans				
EUR – fixed rate loan	10,174	10,230	13,081	13,055
EUR – floating rate loan	17,128	17,027	28,047	28,264
R & D loans				
EUR – fixed rate loan	1,903	1,896	2,360	2,323
EUR – floating rate loan	7,988	7,498	7,336	7,241
CHF – floating rate loan	1,841	1,552	0	0
Export loan				
EUR – floating rate loan	19,000	19,000	16,715	16,715
Finance lease liabilities				
EUR – floating rate	2,082	2,103	3,205	3,503
USD – floating rate	268	355	0	0
	60,384	**59,662**	**70,745**	**71,101**

Fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

23. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of EUR

	2005	2004
Less than one year	2,024	1,711
Between one and five years	6,118	7,023
More than five years	2,556	2,556
	10,698	**11,290**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the gas farm as well as automobiles under operating leases. The leases typically run for an initial period of four to ten years, with an option to renew the lease after that date. Lease payments are adapted annually to reflect market rentals.

None of the leases includes contingent rentals. The expenses for operating lease amounted to EUR 2,298 thousand in 2005 (2004: EUR 2,687 thousand).

24. Contingencies

The preparation of the consolidated financial statements according to IFRS requires discretionary decisions and business assumptions by management concerning future developments, thus materially determining the method and value of assets and liabilities, the disclosure of additional obligations at the cut-off date and the resulting earnings and expenditures within the year.

Within the following assumptions there exist risks which could lead to changes in the value of assets or liabilities during the following fiscal year:

- the valuation of accruals for severance payments and long service benefits is made using assumptions concerning the discount rate, retirement age, fluctuations and future salary increases.
- the application of deferred tax assets is under the assumption that taxable income will be available to take advantage of existing tax loss carry forwards in the future.
- the impairment test of the tangible fixed assets is based on forecasted future cash flows in the years to come utilizing an industry and company related discount rate.

25. Related parties

Identity of related parties

The Company has a related party relationship with:

- the Company's Executive Officers (CEO, CFO)
- the members of the Company's Supervisory Board (Aufsichtsrat)
- the Company's major shareholder (AMS Holding S.à.r.l.)

Remuneration of the Company's Executive Officers amounted to EUR 722 thousand (2004: EUR 464 thousand). The remuneration of the company's Supervisory board amounted to EUR 227 thousand (2004: EUR 230 thousand). All remunerations were or are paid directly by the Company. The Company has no consulting agreements with members of their Supervisory Board and the Company's known shareholder.

The Company's Executive Officers hold 169 thousand shares and call options for the purchase of 40 thousand shares as of December, 31 2005 (199 thousand shares as of December, 31 2004).

26. Group enterprises

	Accounting method	Country of incorporation	Ownership interest	
			2005	2004
austriamicrosystems France S.à.r.l.	consolidated	France	100%	100%
austriamicrosystems Germany GmbH	consolidated	Germany	100%	100%
austriamicrosystems Italy S.r.l.	consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	consolidated	Switzerland	100%	100%
austriamicrosystems (United Kingdom), Ltd.	consolidated	U.K.	100%	---
austriamicrosystems USA, Inc.	consolidated	USA	100%	100%
austriamicrosystems Japan Co., Ltd.	consolidated	Japan	100%	---
austriamicrosystems (Philippines), Ltd.	consolidated	Philippines	100%	---
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%

The Group enterprise accounted for at cost has ceased operations and is not material individually and on an aggregated basis.

Unterpremstätten, February 3, 2006





John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

AUDITOR'S REPORT

We have audited the consolidated financial statements of austriamicrosystems AG, Unterpremstätten, Austria, for the fiscal year from January 1, to December 31, 2005. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consoldiated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISAs). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the group as of December 31, 2005 and of the results of its operations and its cash flows for the fiscal year from January 1 to December 31, 2005 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements.

Vienna, February 3, 2006

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Mag. Helmut Kerschbaumer **Mag. Robert Kobierski**
Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)


ON

Analog

A continuously changing signal, e.g. a sound wave. All signals humans can perceive such as sound, light or pressure are analog signals. Today most analog signals are converted by an analog/digital converter into digital signals for further processing in electronic devices, finally the signals may be converted back to analog by a digital/analog converter.

Analog ICs

Chips which work with continuously changing signals and measure, control or amplify them, also called Linear ICs.

ASIC

Application Specific Integrated Circuit, a semiconductor product specifically developed for a particular task and customer.

BCD transistors

Bipolar, CMOS and DMOS process technology. A technology which combines three types of transistors (bipolar, CMOS and DMOS) in the same integrated circuit. The bipolar part is used to implement analog functions, the CMOS part helps to realize digital functions and the DMOS part is able to handle high voltages and currents required for managing on-chip or system power. A BCD process requires more process steps and is more complex than the underlying technologies.

BiCMOS

A technology using both bipolar and MOSFET technology in the same integrated circuit. This combination leads to higher switching frequencies and increased accuracy of complex mixed signal circuits. Used for radio frequency system circuits in mobile phones, automotive applications and in industrial measurement and control systems.

CMOS

Complementary Metal Oxide Semiconductor, the most broadly used manufacturing technology for ICs. Base technology for a wide range of ICs in telephones, communications systems, PCs, cars and industrial applications. Ideal for analog and mixed signal applications due to high noise immunity and low power consumption.

Design Kit

Tool set provided for chip designers to develop their own integrated circuits. It consists of library elements for circuit design, component models, process-specific parameters and interfaces for the CAD software.

GLOSSARY

Digital

Representation of a signal in the form of a sequence of numeric values (bits, bytes) which enables simple transmission and processing of the signals in digital devices. Digital ICs store and process information in this form and carry out arithmetic or logical operations.

EEPROM

Electrically Erasable Programmable Read-Only Memory. EEPROM is a type of non-volatile memory that can be erased by exposing it to an electrical charge. Both programming and erasing can be performed without removal of the device from the system in which it is used. The EEPROM retains its contents even when the system power is turned off.

Integrated Circuit (IC)

An IC or chip consists of a large number of transistors, capacitors and resistors which are realized during the same production process on the surface of a silicon wafer. All these components together form an electronic circuit.

Micrometre (μm)

One millionth of a metre or one thousandth of a millimetre.

Semiconductor

In terms of electrical characteristics, semiconductors are a class of materials between conductors (metals) and non-conductors (isolators). The actual characteristics of a semiconductor greatly depend on the content of impurities (doping) in the material. Through a suitable combination of various semiconductive layers, complex electronic components which control or amplify currents and voltages and perform other functions can be manufactured. The most important starting material is silicon in form of a wafer.

Silicon

Raw material for semiconductors (the second most common element occurring on the earth's surface).

Wafer

Thin, round silicon disc with a diameter from 100 up to 300 mm which serves as the base material for the semiconductor manufacturing process.

IMPRINT

Responsible für contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloss Premstaetten/Austria
Phone +43/316/500-5970
Fax +43/316/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com



austria**micro**systems

austriamicrosystems expands family of high-speed analog signal switches with compact 8-pin SOT23 package

AS1741, AS1742, AS1743 analog switches in small 8-pin SOT23 packaging are ideal for high-speed switching of audio, video and data signals in portable devices

Unterpremstaetten, Austria (23 February 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, announced today the availability of its high-performance analog switch family AS1741/AS1742/AS1743 in compact 8-pin SOT23 packaging.

"Product miniaturization continues to be a dominant trend in the consumer electronics industry and we are anticipating the need for smaller packaging," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "These switches deliver a 40% reduction in size compared with 8-pin MSOP packaging which means that the space needed on the PCB can be significantly reduced. What's more, these high-speed, low voltage, dual, single-pole/single-throw (SPST) analog switches offer outstanding performance improvements over existing products."

Switching time has been improved by over 40% while maintaining superior R_{ON} flatness and channel matching. Through the improved bandwidth of 130MHz the devices are ideal for video and high-speed data signals. The wide supply voltage range from 1.6V to 3.6V supports a broad range of designs. All digital logic inputs are 1.8V CMOS compatible.

The 6mm² reduction in size from the 5x3mm MSOP package to the 3x3mm SOT23 package in combination with the very low power consumption, low on-resistance (R_{ON}) and fast switching speed, makes these devices ideal for portable battery powered applications like mobile phones, MP3, CD/DVD and video players, digital cameras, PDAs and handhelds. The devices allow for switching of currents up to 250mA.

The excellent power routing performance enabled by the low R_{ON} of only 0.8 Ohms also makes these high performance switches a perfect match for low Ohm speakers and headsets. This series of high-performance analog switches is available as two normally open (AS1741), two normally closed (AS1742) and a combination of one open and one closed switch (AS1743).

The AS1741, AS1742 and AS1743 are available in the new compact 8-pin SOT23 and the 8-pin MSOP package and are drop-in replacements for MAX4741, MAX4742 and MAX4732. For product specific information and to request samples please go to
http://www.austriamicrosystems.com/03products/01_analog_switches.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems presents high-precision offset-free data acquisition ICs for automotive and industrial applications

With a resolution of less than 1µV and a linearity error below 0.1%, AS8500/AS8501 offer outstanding application possibilities in the field of low voltage measurement

Unterpremstaetten, Austria (March 8, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, presents its innovative AS8500/AS8501 family of high-precision sensor interfaces used for the acquisition of physical quantities. These novel products are capable of collecting a great variety of measurements that can be displayed in the form of voltage or resistance values in superior resolution and quality. Featuring a resolution of less than 10mA in a measuring range of up to 1500A, these offset-free data acquisition ICs are ideal for extreme environments, such as battery management systems in vehicles and multiple applications in the industrial and medical sectors.

In the AS8500/AS8501 devices, data are fed to a programmable preamplifier via chopper circuitry, then transmitted to a 16 bit A/D converter, before being offset-corrected in the digital area. Finally, the data is calibrated and filtered by a DSP. The measured data are transferred to an external microprocessor via a serial interface, where sampling rates of up to 16kHz are obtained despite its complex processing procedure. The new products also include a high-precision voltage reference, an integrated IC temperature measurement element, and an internal calibration parameter storage.

The devices' excellent noise values of under 1µV in the frequency range of up to 10Hz are achieved through overall circuit optimization, for instance, special focus was put on internal decoupling between analog and digital IC circuitry. The outstanding analog performance of the AS8501 is ensured by a specifically designed robot system that tests the IC's individual analog parameters, determines specific trim parameters by means of a complex calibration routine, and stores these data in the IC. The AS8500, on the other hand, is delivered with a standard trim setting.

"The offset-free AS8500 and AS8501 set new standards in the area of high-precision analog data processing, offering noise values of less than 1µV, a linearity error below 0.1%, and a resolution of up to 21 bits using external averaging", explains Bernhard Czar, Marketing Director Automotive at austriamicrosystems. "This is the first time a standard product offers such a performance in analog data processing, which proves once again austriamicrosystems' leading market position in the field of high-precision analog sensor interfaces".

The devices AS8500 and AS8501 are available in a lead-free SOIC16 package. For product specific information and to request samples please go to
http://www.austriamicrosystems.com/03products/07_data_converters.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit
www.austriamicrosystems.com

Electronic picture and block diagram are available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' free float increases to around 93%

austriamicrosystems thanks Permira for outstanding support as key shareholder

Unterpremstaetten, Austria (March 14, 2006) — austriamicrosystems (SWX: AMS) has been informed by key shareholder Permira, an international private equity specialist, that funds advised by Permira have sold their remaining shareholding of around 34% in the company to Morgan Stanley & Co. International Limited for placement with international institutional investors. Following this placement, austriamicrosystems' free float will increase from around 59% to approximately 93%.

austriamicrosystems welcomes this step as the significantly higher free float creates a broader investor base and raises the profile of the company in the capital markets. austriamicrosystems thanks Permira for their strong support as a key shareholder over a considerable period of time and their assistance in re-positioning the company as a leading global provider of high performance analog semiconductors.

"We would like to welcome our new shareholders from this placement. We are convinced that given the increased free float and liquidity our shares are even more attractive for a wide range of investors. At the same time, we thank Permira for the outstanding support they have provided over the last years as austriamicrosystems has become a much stronger company excellently positioned in exciting market segments worldwide," commented John Heugle, CEO of austriamicrosystems.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems expands family of smart power management units for mobile handsets

AS3653 smart, low-cost power management IC is ideal for entry level phones and other portable devices

Unterpremstaetten, Austria (March 16, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its smart power management product portfolio with the introduction of the AS3653, a highly integrated solution that is ideally suited to the fast-growing entry level GSM and CDMA phone market.

"*Strong growth in the entry-level phone market is being driven by the increasing demand in* underdeveloped countries for affordable phones," said Ronald Tingl, marketing manager for smart power management at austriamicrosystems. "These phones are intended to cover the bare necessities of a mobile phone, namely excellent voice quality and outstanding operating time. The AS3653 provides functions that expand operating time to its maximum, at an outstanding price point, meeting the aggressive bill-of-material challenge of entry level phones."

The AS3653 is a very highly integrated power management IC including 10 high-performance low-dropout voltage regulators. It has a complete chemistry-independent battery charger that features autonomous trickle charge mode, programmable constant current charging as well as constant voltage and pulse charging, integrated gas gauge, over-voltage protection and operation without battery. Furthermore the AS3653 provides a backup battery charger, LED lighting support, accessory detection, real time clock (RTC), microphone biasing, SIM card I/F with enhanced ESD protection, PWM output and eight GPIOs.

The various types of LDOs – optimised for the supply of digital, analog or RF components – are all programmable in 50mV or 100mV steps by a serial interface which allows for true dynamic power management thus ensuring that the device is always running at its power sweet spot. The outstanding flexibility of the device can be leveraged through the serial interface which enables programming of practically all on-chip functions like LED light patterns, system control functions such as reset generation and interrupt controller, charger modes and the GPIOs.

The AS3653 is available in a small QFN6x6 package. For product specific information and to request samples and demo board please go to
http://www.austriamicrosystems.com/03products/18_power_management.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture is available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' magnetic rotary encoder IC at the heart of Megatron's next-generation contactless rotary encoders

Compact AS5040 system-on-chip is ideal for company's broad range of industrial sensors

Unterpremstaetten, Austria (March 23, 2006) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of analog integrated circuits for industrial, medical, communication and automotive applications, is providing its AS5040 small size 10-bit magnetic rotary encoder IC to encoder specialist Megatron Elektronik AG & Co. The AS5040 will be included in a broad range of the Megatron's next-generation contactless rotary encoder products.

Headquartered in Germany, Megatron Elektronik AG & Co. specializes in producing cost-effective solutions for off-the-shelf and customized industrial encoder systems, such as contactless angle sensors, precision potentiometers, incremental encoders, linear displacement sensors and industrial joysticks.

The innovative AS5040 magnetic rotary encoder IC is a true system-on-chip (SoC) integrating field sensing Hall elements, analog front-end and digital signal processing. The rotary position is contactlessly sensed by a small rotating magnet that is placed above the device. The AS5040 can detect 1,024 absolute positions in a full turn, which corresponds to a resolution of 0.35 degrees.

Because of its contactless measurement method, the AS5040 is ideally suited for harsh environments. It is highly reliable and immune to adverse environmental conditions such as dust, moisture, vibration and even unwanted magnetic fields. Additional features include a user programmable zero/index position and a safety feature that monitors for the presence of the magnet.

"We are very excited about the business opportunities for our encoder product family based around austriamicrosystems innovative AS5040," said Thomas Kunz-Vizenetz, CEO of Megatron. "Thanks to excellent support from austriamicrosystems and the AS5040 competitive edge, we are well placed to provide robust, cost-efficient solutions."

"We work as closely as possible with our customers to ensure that their design-to-market cycles are as short as possible," said Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems. "The AS5040 is a perfect fit with Megatron's product lines and their new Hall-based encoder family is an example of the exciting new solutions they will be offering to their clients. The need for simple, reliable contactless sensors continues to grow and, with our industry-leading magnetic encoder product family, we enable our customers to develop a broad range of competitive solutions."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture is available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
March 30, 2006

austriamicrosystems releases new version of its High-Voltage CMOS design kit for Mentor Graphics' IC design flow

New Mentor based HIT-Kit v3.71 includes high-voltage devices, model files and IO libraries optimized for High-Voltage CMOS product design

Unterpremstaetten, Austria (March 30, 2006) – austriamicrosystems' Full Service Foundry business unit today announced an update of its analog/mixed-signal high performance technology design kit ("HIT-Kit") based on Mentor Graphics® IC Flow 2005.1 for its advanced 0.35µm High-Voltage CMOS technology. The new design environment includes the latest enhancements of austriamicrosystems 0.35µm High-Voltage CMOS process technology H35.

The new austriamicrosystems HIT-Kit v3.71 contains improved high-voltage devices, physical verification rule sets for Calibre® DRC/LVS, device model files for Calibre® xRC as well as the digital and analog periphery libraries with improved ESD protection. A set of very accurate circuit simulation models which now consider parasitic bipolars on high-voltage devices, layout generators and special layout verification utilities like leakage check, complete the easy to use HIT-Kit that enables foundry customers to create robust analog/high-voltage product designs.

"Using our new High-Voltage CMOS HIT-Kit with its updated devices and libraries enables foundry customers to complete their high-voltage product designs in Mentor's state-of-the-art design environment", comments Thomas Riener, Marketing Director of austriamicrosystems' Full Service Foundry business unit. "In combination with the performance improvements we achieved with our advanced High-Voltage CMOS technology we offer a competitive solution enabling our customers to create first time right designs and reduce time-to-market."

Design Kit Details

The new Mentor HIT-Kit v3.71 contains a complete set of fully silicon-qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters necessary to rapidly get designs off the ground using Mentor Graphics new IC Flow environment based on ICstudio™. Custom analog and high voltage devices, physical verification rule sets for Calibre® DRC/LVS and for Calibre® xRC parasitic layout extraction, as well as excellent characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs.

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 4kV HBM and 250mA latch-up immunity. In C35 technology the total I/O libraries consist of more than 1800 cells supporting 3.3V and 3.3V/5V designs. The specialty High-Voltage CMOS process H35 with its floating libraries even includes more than 2400 core and periphery cells.

More details about the Mentor-based HIT-Kit can be found at
http://www.mentor.com/products/ic_nanometer_design/foundries/ams_kits.cfm and at
http://asic.austriamicrosystems.com/hitkit/index.html

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

###

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces very low power triple voltage µP supervisory for multi-voltage systems

Consuming only 6.2µA the AS1920/AS1922 family of triple voltage µP supervisory circuits is ideal for battery-powered equipment, computers, intelligent instruments, critical µP and µC power monitoring, controllers and automotive applications

Unterpremstaetten, Austria (March 31, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has extended its family of µP supervisory circuits with the very low power AS1920/AS1922 product family.

Continuing austriamicrosystems' industry leadership in low power consumption, already demonstrated by the AS1904-06 – the world's lowest power consumption single voltage supervisory – the new AS1920/AS1922 family of triple voltage µP supervisory circuits consumes only 6.2µA current which is up to 38% less than competing solutions.

"Field programmable gate arrays typically require multiple supply voltages. For example systems with core, I/O peripherals and memory require three supply voltages. For these systems to function reliably, each supply must be monitored to ensure it is within its valid operational range," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "Delivering 1.5% accuracy, and ensured to be in the correct state for V_{CC} higher than +1.0V, the AS1920/AS1922 family is ideally suited to these needs."

The devices offer the ability to monitor three voltages with up to ±1.5% threshold accuracy and glitch immunity. In addition, the new ICs are available with precise and factory trimmed +3V primary and secondary +1.8V reset, while a third input can be user adjusted via external resistors. The reset is maintained for a minimum timeout period after all supplies are above their reset thresholds.

The devices are available in a small 5-pin SOT23 package with the reset output types of active-low push/pull (AS1920) and active-low open-drain (AS1922). For product specific information and to request samples please go to
http://www.austriamicrosystems.com/03products/15_microprocessor_supervisors.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art

manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture is available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches online shop ICdirect as additional worldwide sales channel

New 24 hour online order service offers wide range of analog high-performance standard products

Unterpremstaetten, Austria (April 19, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, offers as of today its analog high-performance solutions also via ICdirect, a convenient online shop service available worldwide. The motto of ICdirect is "Quick & Easy": the online shop is extremely user friendly and allows customers to quickly and conveniently order analog ICs from austriamicrosystems 24 hours, 365 days of the year.

At https://shop.austriamicrosystems.com, a broad range of Standard Linear and analog standard products for a wide variety of applications are now available around the clock. This new sales channel is particularly suited for small, urgent quantities, as orders are processed within 24 hours and dispatched by parcel service. Additionally, an easy-to-use order tracking feature allows customers to quickly track the position of their ordered parts.

"We are delighted to serve an ever broader customer base quickly and reliably with our analog high-performance products through this new user-friendly online sales channel", comments John A. Heugle, CEO of austriamicrosystems. "ICdirect is an excellent and much needed addition to our existing sales channels as it strengthens our global sales presence and the marketing of our product lines."

The ICdirect online shop, like austriamicrosystems' website, provides comprehensive product information and presents product news in a clear layout. In addition, ICdirect offers secure credit card payment via SSL.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture material is available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports successful first quarter

Key financial data for the first quarter 2006

Unterpremstaetten, Austria (April 24, 2006) — austriamicrosystems' (SWX: AMS) revenues and earnings continued to grow in the first quarter 2006 compared to same quarter last year.

Consolidated group revenues for the first quarter increased to EUR 38.8 million from EUR 35.2 million in the first quarter 2005, growing slightly more than 10%. Gross margin for the first quarter 2006 reached 45%, compared to 43% in the same period last year.

The result from operations (EBIT) for the first quarter 2006 grew to EUR 4.3 million, increasing 5% compared to the same quarter last year. The net result for the first quarter moved up to EUR 3.9 million, an increase of 38% from EUR 2.9 million in the same period of 2005. Earnings per share for the first quarter were CHF 0.56 / EUR 0.36. Total backlog grew further reaching EUR 58.3 million on March 31, 2006 compared to EUR 46.1 million on March 31, 2005.

The first quarter results clearly show austriamicrosystems' continuing success in its target markets Communications, Industry & Medical and Automotive and the good demand for its broad portfolio of high performance customized and standard products.

austriamicrosystems sees growing demand for its advanced lighting and power management solutions for mobile handsets and other portable devices. The company's high performance portable audio solutions for MP3-based audio players and related devices are very successful in the marketplace with major customers ramping production with austriamicrosystems' products. In this area, austriamicrosystems is strongly positioned both in complete system solutions and analog front-ends which integrate advanced audio and power management functionalities. austriamicrosystems' Industry & Medical and Automotive units also continue to see good demand for their products, delivering a wide range of analog ICs and system solutions to a worldwide base of high quality customers. In operations, the preparations for setting up the new international locations, a second design center in India and a test center in the Philippines, are progressing as planned.

austriamicrosystems foresees its business to continue to develop well in the current year. Based on available information, austriamicrosystems confirms its expectation of increasing full year revenues for 2006 by between 10 and 15% compared to last year, accompanied by further strong growth in earnings.

The complete quarterly report for the first quarter 2006 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/ir_news_start.htm

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About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information please visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

First Quarter Report 2006

First quarter on track

Ladies and Gentlemen

Our first quarter results clearly show our ongoing success in the global analog semiconductor market, the strength of our business model and the good demand for our broad portfolio of high performance customized and standard products.

In the first quarter 2006 our business continued to grow with revenues and earnings increasing compared to same quarter last year. Consolidated group revenues increased to EUR 38.8 million from EUR 35.2 million in the first quarter 2005, growing slightly more than 10%. Our gross margin for the first quarter reached 45%, compared to 43% for the same period last year. The result from operations (EBIT) for the first quarter grew to EUR 4.3 million, an increase of 5% compared to the same quarter last year. The net result for the first quarter moved up to EUR 3.9 million, an increase of 38% from EUR 2.9 million in the same period of 2005. Earnings per share for the first quarter 2006 were CHF 0.56 / EUR 0.36. Total backlog grew further reaching EUR 58.3 million on March 31, 2006 compared to EUR 46.1 million on March 31, 2005.

The strength of our business is demonstrated by our continuing success in our target markets Communications, Industry & Medical and Automotive. We see, for example, growing demand for our advanced lighting and power management solutions for mobile handsets and other portable devices given that these products offer attractive performance and cost benefits due to their high levels of integration. At the same time, our high performance portable audio solutions for MP3-based audio players and related devices are very successful in the marketplace with major customers ramping production with our products. In this area, we are strongly positioned both in complete system solutions and analog front-ends which integrate advanced audio and power management functionalities. Our Industry & Medical and Automotive units also continue to see good demand for their products. Across an expanding range of applications, they deliver a wide portfolio of analog ICs and system solutions to a worldwide base of high quality customers. In operations, the preparations for setting up our new international locations, a second design center in India and a test center in the Philippines, are progressing as planned.

We foresee our business to continue to develop well in the current year. Based on available information, we confirm our expectation of increasing full year revenues for 2006 by between 10 and 15% compared to last year, accompanied by further strong growth in earnings.

Key figures EUR thousands (except earnings per share)	**Q1 2006**	Q1 2005	Q4 2005
Revenues	**38,758**	35,231	56,427
Gross margin in %	**45%**	43%	46%
Result from operations	**4,258**	4,082	11,327
Net income/loss	**3,945**	2,856	10.780
Basic = diluted earnings per share in CHF [1]	**0.56**	0.40	1.52
Basic = diluted earnings per share in EUR	**0.36**	0.26	0.98
Total backlog	**58,348**	46,125	54,241

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q1 2006	Q1 2005
Revenue Products	**32,939**	29,685
Revenue Foundry & Other	**5,819**	5,546
Total revenues	**38,758**	35,231
Cost of sales	**- 21,271**	- 20,247
Gross profit	**17,487**	14,984
Gross margin in %	**45%**	43%
Research and development	**- 7,881**	- 6,717
Selling, general and administrative	**- 6,423**	- 5,932
Other operating income	**1,103**	1,790
Other operating expenses	**- 28**	- 44
Result from operations	**4,258**	4,082
Net financing costs	**- 313**	- 302
Income/loss before tax	**3,945**	3,781
Income tax expense	**- 1**	- 925
Net income/loss	**3,945**	2,856
Basic = diluted earnings per share in CHF [1]	**0.56**	0.40
Basic = diluted earnings per share in EUR	**0.36**	0.26

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	March 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	**23,864**	22,295
Trade receivables	**34,625**	42,994
Inventories	**31,069**	26,765
Other receivables and assets	**7,550**	5,107
Total current assets	**97,109**	97,161
Property, plant and equipment	**115,572**	116,316
Intangible assets	**7,830**	8,519
Investments and securities	**1**	1
Deferred tax assets	**30,953**	30,953
Other long-term assets	**0**	0
Total non-current assets	**154,355**	155,789
Total assets	**251,464**	252,950
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**34,293**	36,100
Trade liabilities	**17,310**	16,865
Provisions	**11,417**	14,102
Other liabilities	**12,427**	11,401
Total current liabilities	**75,447**	78,469
Interest-bearing loans and borrowings	**21,817**	24,283
Employee benefits	**8,665**	8,478
Deferred government grants	**4,803**	5,028
Other long term liabilities	**562**	640
Total non-current liabilities	**35,847**	38,429
Shareholders' equity		
Issued capital	**26,647**	26,647
Share premium	**91,965**	91,774
Translation adjustment	**-92**	-75
Retained earnings	**21,650**	17,706
Total shareholders' equity and reserves	**140,170**	136,052
Total liabilities and shareholders' equity	**251,464**	252,950

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q1 2006	Q1 2005
Operating activities		
Income before tax	**3,945**	3,781
Depreciation (net of government grants)	**5,341**	5,538
Changes in employee benefits	**187**	228
Expenses from stock-option program (acc. IFRS 2)	**191**	0
Changes in other long-term liabilities	**- 303**	- 55
Gain from sale of plant and equipment	**- 109**	0
Net financing cost	**313**	302
Changes in current assets	**1,597**	3,319
Changes in short-term operating liabilities and provisions	**- 2,652**	- 7,992
Tax payments	**- 7**	- 5
Cash flows from operating activities	**8,503**	5,116
Investing activities		
Acquisition of intangibles, property, plant and equipment	**- 3,219**	- 4,388
Proceeds from sale of plant and equipment	**834**	0
Interest received	**89**	209
Cash flows from investing activities	**- 2,295**	- 4,179
Financing activities		
Proceeds from borrowings	**0**	1,750
Repayment of borrowings	**- 4,024**	- 4,254
Repayment of finance lease liabilities	**- 219**	- 216
Interest paid	**- 396**	- 531
Cash flows from financing activities	**- 4,639**	- 3,251
Net increase/decrease in cash and cash equivalents	**1,568**	- 2,313
Cash and cash equivalents at begin of period	**21,271**	17,323
Cash and cash equivalents at end of period	**22,840**	15,010

This report is also available in German. All figures are unaudited.

austriamicrosystems

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/500-5420

investor@austriamicrosystems.com

www.austriamicrosystems.com

austriamicrosystems launches ultra low dropout regulator in space saving wafer level chip scale package

Compact AS13985 LDO regulator offers an optimal solution for wireless phones and other battery powered devices

Unterpremstaetten, Austria (April 25, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, today introduced an ultra low dropout regulator (LDO), optimized to deliver improved operating times in battery-powered portable equipment such as PDAs, digital cameras, Bluetooth and GPS modules. The devices are designed to extend the talk and standby time of mobile cell phones as a result of its extremely low dropout voltage.

The AS13985 LDO regulator is sold in a wafer level chip-scale package (WL-CSP) which means that the silicon itself is placed directly on the PCB, resulting in the smallest LDO solution. The device features extraordinarily low noise of only 30µVrms between 10Hz and 100kHz. This allows the use of a small and less expensive 1µF ceramic output capacitor. With a supply voltage rejection performance of 60dB at 1kHz and 55dB at 10kHz, the AS13985 perfectly fulfills the noise requirements for mobile phone applications.

"The AS13985 solves issues that arise in the designs of state-of-the-art portable devices," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "The AS13985 offers ultra low dropout voltage, low noise and outstanding dynamic performance, as well as the extremely small size of the wafer level chip-scale package, making it ideal for battery-powered devices such as mobile phones."

A digital enable pin with a turn-on time of only 150µs allows system-level dynamic power management. Due to low R_{ON} characteristic, the AS13985 LDO regulator features a voltage drop of only 45mV at 150mA output current, going down to 0.3mV at 1mA. Furthermore, it offers over-temperature and over-current protection. With ensured 150mA output current and 500mA peak output current, the AS13985 delivers sufficient power for various applications.

With an operating input voltage between 2.5V and 5.5V, the AS13985 LDO regulator is available in a variety of preprogrammed output voltages from 1.2V to 5.0V. The output voltage is regulated with an accuracy of 1%, which meets the requirements of portable battery powered products. The AS13985 device is available in a 1x1.4mm five bumps WL-CSP which is 15% of the size of a standard SOT23 package. For product specific information and to request samples please go to http://www.austriamicrosystems.com/03products/14_ldos.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture is available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Spatenstich für ein neues Konferenzzentrum bei austriamicrosystems

Neubau am Standort Unterpremstätten soll weiteres Unternehmenswachstum unterstützen

Unterpremstätten, Österreich (26. April 2006) – austriamicrosystems (SWX: AMS), ein weltweit führender Entwickler und Hersteller von analogen Mikrochips, gibt heute den Spatenstich und Baubeginn für ein neues Konferenzzentrum am Unternehmenssitz Unterpremstätten bei Graz bekannt. Bereits im Frühjahr 2007 soll das zweigeschossige Gebäude, in dem zahlreiche Konferenzräume und ein neues Betriebsrestaurant untergebracht werden, fertig gestellt sein.

Mit dem Bau des neuen zentralen Konferenzzentrums werden etwa 2000 qm zusätzliche Nutzfläche geschaffen, da die bestehenden Gebäude und Flächen aufgrund der positiven Entwicklung des Unternehmens nicht mehr ausreichen. austriamicrosystems beschäftigt derzeit etwa 900 Mitarbeiter weltweit und plant in diesem Jahr einen weiteren Ausbau der Belegschaft am Hauptsitz Unterpremstätten um mehr als 50 qualifizierte Mitarbeiter. Damit will das Unternehmen seine international führende Marktstellung im Bereich analoger Mikrochips langfristig sichern.

„Wir freuen uns, dass wir mit dieser umfangreichen Investition neue Räumlichkeiten zur Unterstützung unseres weiteren Unternehmenswachstums hinzu gewinnen. Dieses Projekt stärkt unseren Hauptstandort und erhöht gleichzeitig seine Attraktivität“, freut sich John A. Heugle, Vorstandsvorsitzender von austriamicrosystems. „Das architektonisch anspruchsvolle Gebäude bietet nicht nur zahlreiche flexibel nutzbare Konferenzräume für Kundentermine und interne Besprechungen an einem zentralen Ort, sondern auch einen Veranstaltungssaal für bis zu 300 Personen sowie ein mit Blick auf unseren Park gelegenes Betriebsrestaurant für unsere Mitarbeiter.“

Bei der Auswahl des Architektenentwurfes wurde besonderes Augenmerk auf eine angenehme Innenatmosphäre des neuen Gebäudes, eine offene und lichte Konstruktion, direkten Zugang aus den bestehenden Gebäuden einschließlich der neuen Waferproduktionsstätte sowie eine harmonische Integration in die Gesamtanlage gelegt. Den hierfür ausgeschriebenen Architektenwettbewerb konnte der Grazer Architekt DI Reinhold Tinchon für sich entscheiden.

Über austriamicrosystems
austriamicrosystems AG ist führend in der Entwicklung und Herstellung von Hochleistungs-Analog-ICs (integrierten Schaltkreisen) und kombiniert beinahe 25 Jahre System-Know-how und Erfahrung im Analog-Design mit eigenen hochmodernen Produktions- und Testeinrichtungen. austriamicrosystems umfassende Expertise bei niedrigem Stromverbrauch und hoher Genauigkeit zeigt sich in branchenführenden kundenspezifischen und Standard-Analog-ICs. austriamicrosystems fokussiert sich auf die

Segmente Power Management, Sensoren und Sensorschnittstellen, tragbare Audiosysteme und Automobilzugangssysteme in den Märkten Communications, Industry & Medical und Automotive, ergänzt durch seine Full Service Foundry Aktivitäten. austriamicrosystems ist mit mehr als 900 Mitarbeitern weltweit tätig und an der SWX Swiss Exchange in Zürich börsennotiert (Tickersymbol: AMS). Weitere Informationen erhalten Sie unter www.austriamicrosystems.com

Bildmaterial ist auf der Webseite verfügbar unter
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

Für weitere Informationen
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com



austriamicrosystems AG, v.l.n.r.:
John A. Heugle, MSc (Vorstandsvorsitzender), DI Guido Klestil (Aufsichtsratsvorsitzender), Mag. Michael Wachsler-Markowitsch (Finanzvorstand)

austriamicrosystems incorporates QSound Labs' QXpander™ into its latest Portable Audio product family

austriamicrosystems' New AS3527 Portable Audio Platform Targets Majors MP3 Manufacturers in China, Taiwan and Korea

CALGARY, ALBERTA and UNTERPREMSTAETTEN, AUSTRIA (February 8, 2006) – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, and austriamicrosystems (SWX: AMS), a global designer and manufacturer of analog integrated circuits for communication, industrial, medical and automotive applications, today announced a licensing agreement for QXpander™, a key component of QSound's 'microQ' software audio engine. Fully integrated into austriamicrosystems' ARM9 based AS3527 single-chip digital audio platform, QSound's QXpander technology will provide advanced stereo enhancement functionality for portable MP3 audio devices to austriamicrosystems' extensive customer base in China, Taiwan and Korea. The AS3527 was recently demonstrated to select customers at the CES Show in Las Vegas and austriamicrosystems plans to actively promote the new platform at future trade shows.

"QSound's QXpander stereo-enhancement software was chosen to be incorporated into the reference design for our AS3527 audio platform because it provides an affordable yet significantly advanced audio solution that offers our customers greater product differentiation and marketability," commented Luis Rey-Adell, Marketing Director of the Business Unit Communications at austriamicrosystems. "We believe that QSound's microQ software engine offers a wide variety of opportunities to supply our customers with audio solutions that will increase the salability of their product in today's highly competitive mobile device market."

"It is very rewarding that austriamicrosystems, Europe's foremost portable audio IC manufacturer, chose the microQ QXpander component for their new audio platform," said David Gallagher, President and CEO of QSound Labs. "It provides us with significantly greater exposure to Asia's vast and rapidly growing market and helps to further solidify microQ as the audio enhancement technology of choice for the mobile and hand held devices marketplace."

QXpander™ proprietary 3D spatial processing literally adds a new dimension to music playback, expanding the sound stage beyond the physical limitations of speaker locations, and expanding the acoustic image outside the listeners head when listening with headphones. QXpander employs purpose-specific algorithms for maximum spatial impact on headphones or speakers. Speaker-targeted 3D processing is optimised for narrow speaker geometries and can even be OEM tuned for peak performance on front, rear and side-firing speaker configurations.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company's customer and partner roster includes Broadcom, Qualcomm, Vodafone, ZTE, Thompson, Toshiba, Philips, Sanyo and RealNetworks among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access addressing the Communications, Industry & Medical, Automotive and Full Service Foundry markets. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' portable audio chips at the heart of XM Radio's new satellite radio devices

High performance single-chip audio processors power three innovative XM Radio portables introduced at CES 2006

Unterpremstaetten, Austria (February 17, 2006) – austriamicrosystems (SWX: AMS), a leading designer and manufacturer of highly integrated analog ICs for communication, industrial, medical and automotive applications, supplies its state-of-the-art audio processor chips AS3525 and AS3524 for XM Satellite Radio's new line of portable satellite radio devices, introduced at the 2006 CES (Consumer Electronics Show) in Las Vegas. XM Satellite Radio is North America's leading digital satellite radio service with more than six million subscribers, offering 160 channels of commercial-free music plus premier sports, information and entertainment programming.

The AS3525 single-chip media player solution contains a complete ARM9-based processor subsystem with on-chip RAM and ROM, a CD-quality audio front-end as well as a highly integrated smart power management and lighting unit. The AS3525 which comes in a compact 13x13mm BGA package drives the new Samsung Nexus digital music player. This portable device conforms to XM Radio's "Connect and Play" platform with easy interfacing as the XM digital receiver module, the Passport, is contained in the player's docking station. Music streamed via the XM radio network can be stored on the device and played back together with MP3 and WMA music uploaded by the user via the device's high speed USB link. In addition, end users can tag songs for later purchase through the XM+Napster service.

The AS3524, similar to the AS3525, works with a specially designed analog front-end which is optimized for the requirements of portable satellite radio applications. The ultra-compact chip comes in a 10x10mm BGA package and can be found in the brand-new Pioneer Inno and Samsung Helix portable satellite radio devices. These models offer full XM music player functionality plus a complete stand-alone satellite radio receiver and appealing high resolution color LCD for easy navigation in one very compact device.

"austriamicrosystems' highly integrated audio processor solutions enable us to offer our customers exciting new products with excellent audio quality and superior play time in a compelling form factor," said Paul Marko, Senior Vice President of Technology for XM Satellite Radio. "With this platform we are well positioned to implement further leading-edge multimedia products which bring the unparalleled variety of our 160 programming lineup of channels to life."

"We are proud to support the market leader in digital satellite radio and its manufacturing partners with even more audio processing products than in the past," commented Alexander Harrer, Senior VP and General Manager of Business Unit Communications at austriamicrosystems. "We build on our expertise in low power, high performance analog chip design and manufacturing and our continued dedication to comprehensive system design and application support to deliver best-in-class audio and multimedia solutions to our valued customers."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Solid revenue and strong earnings growth in fiscal year 2005, positioned for further growth in 2006

Detailed results for fiscal year 2005 and fourth quarter 2005

Unterpremstaetten, Austria (February 21, 2006) — austriamicrosystems (SWX: AMS), a leading worldwide supplier of high performance analog ICs for communications, industry & medical and automotive applications, announces detailed financial results for the full year 2005 and fourth quarter 2005.

Financials

austriamicrosystems continued to show substantial growth in revenues and earnings in 2005. Group revenues for the past fiscal year reached EUR 178.4 million, increasing by 11.2% or EUR 17.9 million compared to the previous year. Revenues for the fourth quarter 2005 were EUR 56.4 million, an increase of 11.7% (or EUR 5.9 million) compared to the same quarter 2004.

Gross margin for the full year 2005 reached 45%, up from 43% in the previous fiscal year. In the fourth quarter 2005, gross margin rose to 46% compared to 44% in the same period 2004. The group result from operations (EBIT) according to IFRS for 2005 grew by EUR 5.5 million to EUR 26.1 million due to lower research & development and stable sales, general and administrative expenses as a percentage of revenues for 2005. The group result from operations for 2005 increased by 27% compared to 2004 despite a EUR 2.2 million restructuring charge. The group result from operations for the fourth quarter 2005 amounted to EUR 11.3 million, rising EUR 1.9 million from EUR 9.4 million in the same period 2004.

Net income for the fiscal year 2005 rose strongly to EUR 23.1 million from EUR 3.7 million in the previous year, an increase of EUR 19.4 million. Basic and diluted earnings per share for the fiscal year 2005 were CHF 3.26 / EUR 2.10. The ability to utilize previously unrecognized off-balance sheet tax loss carry forwards resulted in a very limited tax burden from the third quarter of 2005 onwards and for the whole year 2005 while, on the other hand, net income for 2004 had been unfavorably impacted by one-time tax effects. Net income for the fourth quarter 2005 reached EUR 10.8 million, an increase of EUR 3.3 million compared to the same period 2004.

Cash and short term investments stood at EUR 21.3 million on December 31, 2005 compared to EUR 17.3 million at the end of 2004. The continuing repayment of long-term debt related to the construction of wafer fab B resulted in net debt falling from EUR 53.4 million at year-end 2004 to EUR 38.1 million on December 31, 2005 and financing costs for fiscal year 2005 decreasing considerably compared to 2004. The equity ratio showed a strong increase to 54% at year-end 2005 from 45% at the end of 2004. Cash flow from operations in the year 2005 continued to grow reaching EUR 41.4 million, an increase of EUR 2.5 million compared to 2004. Capital expenditures for 2005 were EUR 27.1 million, driven by further expansion of the wafer fab and test operations. Total backlog reached EUR 54.2 million at year-end 2005 compared to EUR 45.3 million on December 31, 2004. The average number of employees was 856 for fiscal year 2005, compared to 819 for the year 2004, and 895 for the fourth quarter 2005.

The increase in gross margin in 2005 is the result of cost benefits from the expansion of the 200mm wafer fab, higher overall production efficiency and a more favorable product mix. austriamicrosystems continued to invest strongly in research & development in the last fiscal year, spending more than 17% of revenues to lay the foundation for future growth and continuing technological leadership.

Business

austriamicrosystems' business performed again strongly in the past fiscal year. austriamicrosystems achieved significant market success with existing and new products for an expanding global customer base, building on its analog design expertise, integration skills and advanced process technologies. The ability to offer highly integrated ICs with outstanding analog performance, based on more than 20 years experience in analog chip design, continued to be the key growth driver for austriamicrosystems in 2005. As a result, austriamicrosystems strengthened its position in the worldwide analog semiconductor market further.

austriamicrosystems introduced a broad range of innovative new standard products and product families in 2005, leveraging its know-how in low power consumption and high accuracy. Successful launches with existing and new customers included power and lighting management solutions for portable devices such as handsets, satellite radio and GPS receivers, complete portable audio solutions and audio/power management subsystems, magnetic rotary encoder variants, metering solutions and a large number of high performance analog standard products. In addition, austriamicrosystems continued to expand its customized solutions business in markets such as computer tomography, personal healthcare, industrial automation and automotive safety.

With significant growth in the key regions United States and Asia/Pacific, austriamicrosystems demonstrated the strength of its worldwide sales and distribution network as an increasing number of key players across attractive markets rely on austriamicrosystems IC solutions for their analog needs.

austriamicrosystems' business unit Full Service Foundry continued to position itself successfully as a leading analog foundry focused on specialty processes, with new customer designs concentrating on our advanced high voltage and SiGe processes. In operations, austriamicrosystems expanded its state-of-the-art 200mm wafer fab further to 6,500 WSPM (wafer starts per month), creating a strong platform to support current and future growth. At the same time, the legacy 100mm wafer fab was closed down after 22 years of successful operation.

Outlook

austriamicrosystems is strongly positioned for continuing growth in its product markets Communications, Industry & Medical and Automotive with innovative standard product solutions and customer-specific developments.

As an innovative and well positioned player in the global analog semiconductor market, austriamicrosystems looks to the future with confidence and expects its business to show further growth in the current fiscal year. Based on available information, austriamicrosystems currently foresees revenue growth of between 10 and 15% and continued strong growth in earnings for fiscal year 2006.

Further information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/08ir/ir_news_start.htm

Key figures	**2005**	2004	**Q4 2005**	Q4 2004	Q3 2005
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**178,391**	160,524	**56,427**	50,545	46,399
Gross margin	**45%**	43%	**46%**	44%	45%
Result from operations	**26,141**	20,550	**11,327**	9,379	6,301
Net income	**23,138**	3,733	**10,780**	7,463	5,979
Earnings per share in CHF [1]	**3.26**	0.56	**1.52**	1.04	0.85
Earnings per share in EUR [1]	**2.10**	0.36	**0.98**	0.68	0.54
Total backlog	**54,241**	45,326	**54,241**	45,326	60,671

[1] Basic = diluted. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. *austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit* www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Consolidated Profit and Loss Statement (full years audited / quarters unaudited)

EUR thousands (except earnings per share)	**2005**	**Q4 2005**	2004	Q4 2004
Revenue Products	**147,410**	**47,554**	129,815	39,127
Revenue Foundry & Other	**30,981**	**8,873**	30,709	11,419
Total revenues	**178,391**	**56,427**	160,524	50,545
Cost of sales	**- 98,577**	**- 30,588**	- 91,400	- 28,118
Gross profit	**79,814**	**25,839**	69,124	22,427
Gross margin in %	**45%**	**46%**	43%	44%
Research and development expenses	**- 31,007**	**- 8,277**	- 30,800	- 9,120
Selling, general and administrative expenses	**- 24,625**	**- 7,180**	- 22,117	- 5,660
Other operating income	**4,898**	**1,181**	4,973	1,990
Other operating expenses	**- 754**	**- 236**	- 630	- 259
Restructuring	**- 2,185**	**0**	0	0
Result from operations	**26,141**	**11,327**	20,550	9,379
Net financing costs	**- 1,192**	**- 385**	- 2,734	- 462
Income before tax	**24,949**	**10,942**	17,816	8,917
Income tax expense	**- 1,810**	**- 162**	- 14,083	- 1,454
Net income	**23,138**	**10,780**	3,733	7,463
Earnings per share in CHF [1]	**3.26**	**1.52**	0.56	1.04
Earnings per share in EUR [1]	**2.10**	**0.98**	0.36	0.68

[1] Basic = diluted. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	**21,271**	17,323
Short-term investments	**1,024**	0
Trade receivables	**42,994**	38,777
Inventories	**26,765**	28,460
Other receivables and assets	**5,107**	5,095
Total current assets	**97,161**	89,655
Property, plant and equipment	**116,316**	115,883
Intangible assets	**8,519**	11,200
Investments and securities	**1**	195
Deferred tax assets	**30,953**	32,580
Other long-term assets	**0**	60
Total non-current assets	**155,789**	159,919
Total assets	**252,950**	249,574
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**36,100**	34,408
Trade liabilities	**16,865**	21,571
Provisions	**14,102**	15,335
Other liabilities	**11,401**	14,064
Total current liabilities	**78,469**	85,377
Interest-bearing loans and borrowings	**24,283**	36,337
Employee benefits	**8,478**	7,837
Deferred government grants	**5,028**	5,928
Other long term liabilities	**640**	1,568
Total non-current liabilities	**38,429**	51,670
Shareholders' equity		
Issued capital	**26,647**	26,647
Share premium	**91,774**	91,417
Translation adjustment	**- 75**	- 104
Retained earnings	**17,706**	- 5,433
Total shareholders' equity and reserves	**136,052**	112,527
Total liabilities and shareholders' equity	**252,950**	249,574

Consolidated Cashflow Statement (full years audited / quarters unaudited)

EUR thousands	2005	Q4 2005	2004	Q4 2004
Operating activities				
Income before tax	**24,949**	**10,942**	17,816	8,917
Depreciation (net of government grants)	**22,172**	**5,667**	22,077	5,701
Changes in employee benefits	**641**	**- 118**	635	- 162
Expense from stock option program (acc. IFRS 2)	**358**	**181**	0	0
Changes in other long-term liabilities	**- 889**	**- 315**	- 382	- 168
Loss from sale of plant and equipment	**0**	**0**	- 6	- 6
Gain from sale of investments and securities	**- 21**	**0**	170	170
Net financing cost	**1,213**	**385**	2,564	291
Changes in current assets	**- 4,372**	**- 1,957**	- 6,096	- 6,196
Changes in short-term operating liabilities and provisions	**- 2,462**	**- 694**	2,195	3,945
Tax payments	**- 195**	**- 90**	- 67	- 22
Cash flows from operating activities	**41,392**	**14,000**	38,906	12,471
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 27,064**	**- 13,238**	- 21,030	-5,849
Acquisition of short term investments	**- 1,000**	**-300**	0	0
Government grants received	**1,854**	**0**	1,860	0
Proceeds from sale of plant and equipment	**0**	**0**	73	73
Proceeds from sale of investments	**220**	**0**	8,667	8,667
Interest received	**1,067**	**331**	826	214
Cash flows from investing activities	**- 24,922**	**- 13,207**	- 9,604	3,105
Financing activities				
Proceeds from borrowings	**7,303**	**2,173**	1,700	1,700
Repayment of borrowings	**- 16,848**	**- 4,489**	- 58,832	- 4,634
Repayment of finance lease liabilities	**- 855**	**- 215**	- 686	- 208
Interest paid	**- 2,122**	**- 519**	- 3,620	- 499
Net proceeds from IPO	**0**	**0**	41,785	0
Cash flows from financing activities	**- 12,522**	**- 3,050**	- 19,653	- 3,641
Net increase/decrease in cash and cash equivalents	**3,948**	**- 2,257**	9,649	11,935
Cash and cash equivalents at beginning of period	**17,323**	**23,528**	7,674	5,388
Cash and cash equivalents at end of period	**21,271**	**21,271**	17,323	17,323

Changes in Equity (audited)

EUR thousands	**2005**	2004
Beginning of period	**112,527**	66,565
Share based payment according to IFRS 2	**358**	0
Capital increase	**0**	42,245
Net profit for the period	**23,138**	3,733
Translation adjustment	**29**	- 16
End of period	**136,052**	112,527

Segment Reporting (audited)

Business segments	EUR thousands	Products	Foundry & Other [1]	Group
2005				
Revenues		**147,410**	**30,981**	**178,391**
Result from operations		**34,672**	**- 8,532**	**26,141**
2004				
Revenues		129,815	30,709	160,524
Result from operations		26,693	- 6,143	20,550

Regions	EUR thousands	EMEA [2]	Americas	Asia/Pacific	Group
2005					
Revenues		**122,447**	**31,688**	**24,256**	**178,391**
2004					
Revenues		129,879	18,069	12,576	160,524

[1] Foundry & Other is comprised of Full Service Foundry, process development and other activities

[2] Europe, Middle East, Africa